ANNUAL REPORT 2002


systems integration value-added resale creative services managed support rental & staging digital conversion videoconferencing proprietary solutions

MCSi. Inc

To Our Shareholders:

Today, I can proudly tell you that MCSi is North America's largest integrator and supplier of presentation, computing and broadcast technology. What is MCSi's vision for tomorrow? Simply put: to bring people and technology together.

Over the years, MCSi has grown from a transactional business focused on the distribution of computer products, to a total-solutions provider of integration services on a North American scale. This change has been a major evolution for us, from products to solutions. Consequently, we are confronted with a more complex business model that presents a number of interesting challenges. Our performance in 2001 illustrates our continuing ability to meet these challenges.

How are we overcoming these challenges and continuing to grow? We are focused on improving our operating characteristics. MCSi has a solid balance sheet, the best in the history of the Company. This improvement will allow us to emphasize and finance the high growth opportunities we find in the integration and service businesses.

As an example of how MCSi's focus on large, complex integration projects is building significant customer relationships, one needs to only look at the selection of MCSi by Turner Broadcasting System, Inc. who in August 2001 selected MCSi as systems integrator for their new Network Operations facility in Atlanta, GA. Long-term relationships such as the one forged with Turner Broadcasting characterize our continued efforts to expand the national footprint of large-scale customer systems integration projects.

As we move into 2002, we will continue to offer customers new and exciting services from our Broadcast Solutions Group, Digital Networks Group, Creative Services Group and Control Room Group. In 2002, MCSi will enhance a new tactical team, our Managed Services Group. Operating from MCSi's centralized network operations center, the Managed Services Group specializes in expediting customer support issues by remotely scheduling, controlling and proactively monitoring high-end conference rooms and mission-critical facilities.

In conclusion, 2002 is a year of great opportunity for MCSi. We believe our business will continue to grow as we offer customers a value proposition that emphasizes return on investment to them. MCSi's position as North America's largest systems integrator, audio visual product reseller and service provider allows us to go places our competitors have never been, and do things they have never done. We will continue to address every challenge as a stepping-stone toward greater success.

Michael E. Peppel
Chairman, President and Chief Executive Officer




MCSi

systems integration
value-added resale
creative services
managed services
rental & staging
digital conversion
videoconferencing

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K
FOR ANNUAL AND TRANSITION REPORTS PURSUANT TO SECTIONS 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2001

[ ] Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from ____________ to ________________

Commission file number 000-21561

MCSi, Inc.
(Exact name of registrant as specified in its articles of incorporation)

Maryland (State of incorporation)	**31-1001529** (I.R.S. Employer Identification No.)
4750 Hempstead Station Drive, Dayton, Ohio (Address of principal executive offices)	**45429** (Zip Code)

Registrant's telephone number, including area code: **(937) 291-8282**

Securities registered pursuant to Section 12 (b) of the Act: None

Securities registered pursuant to Section 12 (g) of the Act:

Common Stock, No Par Value Per Share
(Title of each class)

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) had been subject to such filing requirements for the past 90 days.
Yes _X_ No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ___X___

Aggregate market value of the voting stock held by non-affiliates of the Registrant as of March 22, 2002: $284.5 million. The amount shown is based on the closing price of the Registrant's Common Stock on the Nasdaq National Market on that date. Shares of Common Stock known by the Registrant to be beneficially owned by officers or directors of the Registrant are not included in the computation. The Registrant, however, has made no determination that such persons are "affiliates" within the meaning of Rule 12b-2 under the Securities Exchange Act of 1934.

Number of shares of Common Stock outstanding at March 22, 2002: 24,343,321.

Documents incorporated by reference: Portions of the definitive proxy statement for the Annual Meeting of Stockholders to be held on or about May 28, 2002, are incorporated by reference into Part III, Items 10-13 hereof.

MCSi, Inc.

Form 10-K for the year ended December 31, 2001

Table of Contents

Unless otherwise indicated, all references to "MCSi," the "Company," "we," "us" and "our" refer to MCSi, Inc., a Maryland corporation, and its direct and indirect subsidiaries, which are set forth on Exhibit 21 hereto. References in this Report to MCSi's fiscal year means the twelve-month period ending on December 31 of such year.

Item 1. BUSINESS

The Company

We are a provider of integrated technical services and audio-visual presentation, broadcast and computer technology products. The convergence of audio, data, visual communications and computer network systems has created the need for sophisticated providers of these products with the ability to design, source, install and service complex systems. We believe that we are one of the country's leading computer technology product resellers and designers and integrators of custom configured and integrated audio, video and data display, broadcasting, conferencing and networking systems. These systems are designed for use in board and conference rooms, lecture halls, theaters, command and control centers, museums, churches, professional broadcast facilities and streaming network facilities. Our offices throughout the United States and Canada allow us to provide consistent products and services for projects of local, regional and national scope.

Our competitive strengths include:

- Our highly skilled direct sales specialists that sell nationally known audio-visual presentation, broadcast, professional video, computer technology, multimedia conferencing and networking products.

- Our technical service specialists that design, install and service sophisticated systems.

- Our value added service offerings, which include managed services, proactive service and support, national service contracts, call management and *iCare* video conferencing services.

- Our strong relationship with over 500 original equipment manufacturers, including Sharp Electronics, NEC, InFocus, Proxima, Lexmark, Sony, Hitachi and Epson.

- Our selection of more than 37,000 different products: presentation products, including projectors and electronic whiteboards; broadcast and pro-video products, including high definition and digital broadcast equipment; and computer technology products, including printers, computers and accessories.

- Our long-standing relationships with more than 50,000 active customers, which include small to medium sized businesses as well as large corporations, governments and educational institutions.

- Our experience with large, complex integration projects for blue-chip clients, such as Boeing, McDonald's, Microsoft and AOL/Time-Warner.

Although we have sold audio-visual and computer technology products from our inception, we began to focus on the integration services related to those products in 1998 when we acquired Electronic Image Systems, Inc. Since that time, we have grown the integration services portion of our business both internally and by acquisition. We believe that our integration services business provides better margins than our audio-visual and computer technology products business and expect to focus on that portion of our business, subject to the factors set forth below. We will attempt to avoid the pricing pressures which currently accompany the commoditization of computer products to the extent that it results in gross margins that are not acceptable to management.

We have grown through a combination of strong internal growth and accretive acquisitions. Our net sales from continuing operations have increased from $107.5 million in 1997 to $810.4 million in 2001, representing a 66% compound annual rate of revenue growth.

We operate in one business segment. For information about our products and geographic regions, see Notes 1 and 16 to the Consolidated Financial Statements.

In addition to historical information, this Annual Report on Form 10-K includes certain "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995 which are based on management's expectations as of the date of this Report. Such forward-looking statements include statements regarding the Company's intentions, beliefs and/or current expectations as well as the assumptions on which such statements are based. Stockholders or potential stockholders are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those contemplated by such forward-looking statements. Factors that could cause future results to vary from current management expectations include, but are not limited to, general economic conditions, industry trends, ability to manage our growth, our ability to attract and retain key personnel, factors relating to our acquisition/merger strategy, actions of our competitors, dependence upon key suppliers, customer demand, risks relating to our international operations, dependence on our management information systems, the ownership by our management of a large percentage of our common stock, restrictions imposed by our debt arrangements and other factors. Any such variance could have an impact on our operating results and on the market price of our common stock. A description of those factors, as well as other factors which could affect our business, is set forth in Exhibit 99, attached hereto. The Company expressly disclaims any obligation or undertaking to release publicly any updates or any changes in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any statement is based.

Strategy

Highlights of our business strategy include the following:

- *Operate at the convergence of audio, data, visual, broadcast and computer technology.* The convergence of audio, data, visual communications, broadcast and computer network systems has created the need for sophisticated providers of equipment that have the ability to design, install and service complex systems. With our combination of technical personnel and over 37,000 products, we are uniquely positioned to fill this need.

- *Continue to focus on higher margin systems integration services business.* We intend to continue to devote increasing amounts of capital, personnel and other corporate resources to the enhancement of our systems integration business which provides us with greater gross margins than the computer product sales portion of our business. We believe that MCSi is positioned to become the recognized leader in national audio-video systems integration.

- *Leverage existing customer base.* We intend to continue to grow revenue and increase margins by migrating our 50,000 active customers from transactional product sales to increasingly higher value added activities. These activities include pre-engineered projects with custom configuration, systems integration projects, full project management work and managed services offerings.

- *Continue to attract technical personnel.* We have technical personnel that design, install, integrate and service audio-visual presentation, data, broadcast and computer technology products. We intend to continue to attract and retain technical personnel by providing excellent economic opportunities, interesting state-of-the art project work and advanced training.

- *Provide broad geographic coverage.* We maintain locations across the United States and Canada. This allows us to perform consistent technical services for installation and integration projects of local, regional and national scope. Most of our competition for these services operate at the local level, which would require a client with multiple locations to find multiple suppliers. Our ability to work on a broader scale leads to larger, higher margin projects for large organizations.

- *Provide superior customer service.* We offer our clients superior customer service through our knowledgeable and motivated sales force, our experienced staff of technical personnel and our customer service staff. We have invested in them because they allow us to add significant value to the services we provide to our customers, creating strong customer relationships.

- *Maintain strong supplier relationships.* As a leading reseller of audio-visual, presentation, broadcast and computer technology products, we have strong relationships with over 500 original equipment manufacturers, including Sharp Electronics, NEC, InFocus, Proxima, Lexmark, Sony, Hitachi and Epson. We have been able to leverage our position as a market leader into advantageous relationships with many of our major suppliers, giving us a price and service advantage over smaller competitors. This is an advantage for us in both products sales as well as integration projects where we install equipment sourced through our suppliers.

Industry Overview

There are a number of broad trends creating a convergence of computer, networking and audio-visual communication technologies. Technological innovations have created a market for sophisticated integrators and servicers of complex audio-visual and computer systems for communication facilities such as board rooms, conference rooms, command and control centers, training centers, classrooms, churches, theaters and many others. The following trends are among the drivers creating the rapid growth in the integrated computer, networking and audio-visual communication technology markets.

Technological advancement. The rapid technological advancement in networking, computing and the compatibility of various forms of audio, video and data equipment has resulted in the increased use of sophisticated audio-visual presentation hardware. Part of this advancement is due to the conversion from analog to digital, which has had far reaching effects on compatibility of these technologies and greatly enhanced presentation quality. As a result, businesses are increasingly using advanced presentation hardware and computer technology accessories throughout their organizations to make presentations, train workers, communicate with investors or whenever organizations need to present a sophisticated image. Management believes that advanced communication facilities have become integral to successful organizations. Previously, use of advanced multimedia and computer technologies differentiated professional organizations. Now, with powerful new technologies, greatly enhanced compatibility, and decreasing prices, advanced multimedia and computer technology has become a standard for most successful organizations.

Network installed systems. Increasingly, there is a move toward network installed systems whereby audio-visual equipment and computer technology accessories are linked directly with the corporate local area network. This linkage increases presentation adaptability, enhances presentation quality and eliminates the need for portable projection systems. For example, the Company finds that sophisticated business travelers increasingly choose to access their electronic presentation files at offices that have audio-visual communication systems installed, rather than carry laptop computers and portable presentation projectors. The projector/network system will allow for the retrieval of files from company servers, the ability to search the Internet and generate print instructions to the network printer. International Data Corporation estimates that there are 25 million business conference rooms worldwide and that all could be candidates for this type of advanced projector/network system.

Need for skilled technicians. The high and increasing level of product sophistication creates demand for skilled technicians that are familiar with the vast array of product offerings and their capabilities, can design systems that serve the varying needs of audio-visual customers and can provide ongoing service to these complex computer network/audio-visual systems.

Increasing use of video conferencing. Safety and security are the primary concerns behind the surge in videoconferencing. However, cultural adoption of videoconferencing by companies as a communication strategy is beginning to push this technology into the business mainstream. Five years ago the videoconferencing industry was challenged with proprietary technologies, interoperability problems and reliability. Recent advancements in technology and greater bandwidth accessibility have all but eliminated these technological hurdles. As with most maturing technologies, price is no longer a principal barrier. Videoconferencing is now positioned as a communication mainstay.

Historically, the industry servicing the integrated computer, networking and audio-visual communications technology marketplace has been highly fragmented with small regionally focused companies. Now, multiple location clients are demanding standardized project management, design, integration, and installation services for their boardrooms, conference rooms or command centers across all of their locations nationwide. The traditional small service companies do not have the capabilities to provide this level of national service or the resources to stock expensive digital equipment and keep up with the frantic pace of technological advancement and resulting product familiarity demands.

These industry dynamics have created the need for providers of computer, networking and audio-visual communication technology integration expertise and services on a nationwide level with the resources to stay abreast of technological developments and train employees on the integration and compatibility of the numerous technologies.

Market Overview

We operate at the confluence of three markets.

Audio-visual integration systems providers. According to Kayye Consulting, the annual world-wide audio-visual systems integration market is over $7 billion. This market is characterized by many small regional companies with highly focused areas of expertise. This market requires integrators to be intimately familiar with their clients in order to best design, configure and implement computer technology and advanced presentation hardware to fulfill individual business needs. There exists an underserved market as regional contractors cannot meet the demands of national clients requiring standardized service across all of their locations from integrators who are familiar with their technological and business requirements. Varbusiness estimates that there are roughly 95,000 primarily small, regionally focused companies in North America that are both resellers and service providers/integrators of information technology products and that while the overall number of firms in this industry has remained flat over the last several years, the composition of firms has changed substantially. According to Varbusiness, the count of consultants and network integrators surged by 26% and 82% respectively, while distributors fell by 52%. This dramatic growth is reflective of the growing reliance organizations have on integration service providers who are familiar with their information technology requirements and can provide value-added services such as design, project management, installation and product service.

Audio-visual products. According to Worldwide Data Group, the estimated $7 billion worldwide projector market for 2001 is mostly comprised of product and systems sales, with services representing roughly one-quarter of potential revenue. Industry sources estimate unit growth of 20% in 2002. Service revenue is expected to grow faster as demand for systems integration becomes more widespread.

Computer technology products and services. Frost & Sullivan estimates that the U.S. retail computer and office automation supply and configuration market totaled approximately $35 billion in 2001 and estimates that the U.S. market for computer and office automation supplies and configuration will grow at a compound annual rate of approximately 6% to 8% over the next two years. The current size of the industry and its potential for future growth can be attributed to: (i) the increasing automation of the workplace as evidenced by the widespread use of personal computers, printers and computer network systems, (ii) the decline in unit prices of computer hardware and peripherals, making them more affordable to individuals and small and medium sized businesses, (iii) the evolution of high-quality printers that require more consumable supplies than older, less sophisticated printers, and (iv) the growth in business presentation and graphics software, which results in the use of audio-visual presentation hardware.

Products and Services

We sell more than 37,000 different audio-visual, presentation, broadcast and computer technology and computer consumable products. We regularly update our product line to reflect advances in technology and to avoid product obsolescence. Our major products include computer technology products, audio-visual presentation products, technologies and accessories, broadcast and professional video products, technologies and accessories, as well as LCD and DLP projectors, video production and editing equipment, and a wide range of broadcast, production and post-production products.

We design, engineer and integrate systems for group communication facilities. These facilities support the presentation of graphics, audio, video and data that allow participants to access and exchange information in interactive settings. These systems include large screen projection, video and audio conferencing, data/video walls, interactive kiosks, 3D displays, public address systems, closed circuit television and simulator displays. Our clients use these systems for meetings, training and education, and sales and marketing presentations in single or multiple locations. We create or enhance these systems for use in board and conference rooms, lecture halls, theatres, command and control centers, museums, theme parks, churches, home theatres and video conferencing centers.

We design, integrate and maintain broadcast, professional video and networking support systems. These systems include analog and digital video origination, graphics design, post-production and distribution equipment and systems. They are used to create broadcast-quality video productions. Our clients for these services include independent producers, internal corporate, governmental, religious and educational production facilities, post production companies and major broadcast, cable and satellite companies. Some of our clients have included The Weather Channel, Turner Broadcasting System, Inc., FOX Sports Network and Panasonic. As the federal government continues to mandate the introduction of high definition digital television, we believe that the broadcast and video production industry will increasingly replace analog components with digital technology which will create significant sales opportunities for us.

We also design, engineer, configure and integrate complex computer networking operations. These consulting and installation services include integrated local area and wide area networks with accompanying bridging, routing, multiplexing and switching hardware. Our core support services include a number of options designed to keep our clients' systems up and running, including factory authorized warranty and repair services. Some of the projects for which we have been engaged have included enterprise LAN and WAN resolutions, operating system migrations, storage area network solutions, virtual private networks and firewall security issues.

We currently offer our clients the following services:

- Consulting
- Project design and engineering
- Equipment/product procurement
- Project management and integration
- Documentation
- E-commerce solutions
- Managed services and long-term support
- Rental and staging
- End user training

Suppliers

The products we sell are manufactured by over 500 original equipment manufacturers, including Sharp Electronics, NEC, InFocus, Proxima, Lexmark, Sony, Hitachi and Epson. Approximately 37% of our product purchases were supplied by our ten largest original equipment manufacturers in 2001. No supplier represented 10% or more of our total product purchases in 2001.

Sales and Marketing

We have historically sold our products to middle-market and smaller companies and to governmental, educational, wholesale and retail customers, including federal, state and local governmental agencies, universities and hospitals and to computer supply dealers. As the systems integration business has grown, we have also begun to target and sell to larger, more substantive corporate and institutional clients. No single customer accounted for more than 10% of our sales in 2001. As of December 31, 2001, we had a backlog of $141.0 million in integration projects. This backlog represents orders which are in various stages of completion.

Our sales force provides national coverage and, as of December 31, 2001, consisted of 650 full-time sales representatives.

The direct sales force markets our products and services by direct personal contact, using our management information systems which provide the sales representative the ability to quote a price to the client within a range which maintains our gross margins but gives the sales representative the flexibility to price products competitively. The sales force works with our clients to simplify and reduce the cost of the product procurement process by providing customized facsimile and online order forms, EDI processing and customized billing and shipping, and the option to become an e-commerce purchaser using a secure extranet directly connected to our warehouse. Outbound telemarketing sales are primarily directed to federal government and other corporate clients, who have the authority to make their own purchases or are purchasing specific products under master contracts with specific manufacturers and which, in part, represent sales in markets in which we do not have a sales location.

We believe that our ability to maintain and grow our client and net sales base will depend, in part, on our ability to maintain a high level of customer satisfaction, as well as competitive prices. We believe that our clients typically purchase products based on an established long-term business relationship with their primary suppliers. We establish and maintain relationships with our clients by assigning a sales and an in-house customer service representative to most of them. Sales representatives have frequent contact with their clients and are responsible for increasing account penetration and providing customer service. Sales representatives are also responsible for marketing efforts directed to prospective clients and for responding to all bid and/or contract proposal requests for their existing and prospective customers.

We also use an in-house marketing department which assists our sales representatives by generating leads and sales from existing accounts resulting from direct mail advertisements and questionnaires and from direct telephone solicitations.

Distribution

In January 2000, we began to use a single point distribution model for a majority of our product shipments through a 235,000 square foot distribution and product configuration center located in Erlanger, Kentucky. The facility's strategic location, which is geographically centralized to our national customer base, provides us with the ability to ship products to virtually any point in the continental United States. Our relationship with FedEx Corp., which allows for next day, two-day or ground service delivery nationwide, gives us strong distribution capabilities. Distributing the bulk of our customer orders through this facility provides us the opportunity to leverage the overall cost of our inventory. Most of our sales offices also maintain a limited amount of frequently ordered products in order to facilitate same day deliveries.

Inventory Management

We manage our inventory by maintaining sufficient quantities of the most frequently ordered products to achieve high order fill rates while at the same time attempting to maximize inventory turns. Items not maintained in inventory are drop-shipped (i.e. shipped from the manufacturer's loading dock) directly to our clients. We continually attempt to identify slow moving inventory by use of our computer software applications and remove those SKUs whenever possible in order to maximize inventory turns. Inventory balances will fluctuate as we add new product lines, when we make large purchases from suppliers to take advantage of attractive terms and when certain inventory items are deleted. Inventory turnover on an annual basis was nine times for the year ended December 31, 2000 and eight times for the year ended December 31, 2001.

We believe our market position enables us to establish strong relationships with our vendors and to secure favorable programs. Due to the volume of our product purchases, we are able to take advantage of discounts and rebates offered by our vendors. In addition, we are sheltered from lower-of-cost or market issues as all major suppliers provide us with price protection, stock balancing programs or rights of return. In the case of price protection, our vendors provide us with rebates in cases in which the vendor reduces the retail price of its products or introduces new products on the market that threaten older product lines. Stock balancing provides for exchanges with vendors if we acquire products in excess of our needs, which enables us to return slow moving inventory for faster moving products. As we are primarily a reseller/integrator of products, we are not subject to technological obsolescence issues that face many of our vendors. When technology changes, our customers still require supplies to support old applications, and should those supplies no longer be required in the market place, the aforementioned stock balancing programs or return rights afford us the ability to return those products to vendors. Accordingly, we have only minimal inventory valuation issues which are identified on a timely basis through monthly monitoring of inventory quantities on-hand. Once excess quantities are identified, the inventories are either utilized, or are returned to vendors. Damaged products are insignificant and, unless claims can be made against the carriers causing the damage, the related write-offs are expensed as incurred on a monthly basis. Generally, we do not provide rebates or incentives to our customers.

Management Information Systems

We have continually invested in hardware, software and programming upgrades to our management information systems, which are run primarily from an IBM AS/400 computer located at our Dayton, Ohio headquarters. We use sophisticated enterprise resource planning distribution software, which has aided in consolidating subsidiaries and has automated a large number of key business functions using on-line, real time systems, including electronic commerce. These on-line systems provide management with information concerning sales, inventory levels, customer payments and other operations essential for us to operate as a high efficiency product reseller and systems integrator. Each of our offices has either a direct, full-time dedicated link to our in-house computer system, or may obtain such access through the Internet. We maintain in house full-time computer programmers who work to upgrade our software capability. The "down time" for our computer system has been negligible to date.

Employees

As of December 31, 2001, we had 2,036 full-time employees. None of our employees are represented by a labor union, and we have never suffered an interruption of business as a result of a labor dispute. We consider our relations with our employees to be excellent.

Competition

Our primary competitors include:

- major full service office products distributors, other regional and national computer supply distributors, office products superstores and direct mail order companies;
- audio-visual equipment dealers;
- companies that rent and sell audio-visual equipment, primarily in connection with staging services for trade shows and other corporate events;
- independent design consulting firms;
- electrical contractors;
- manufacturers' sales and service divisions;
- consumer electronics chains; and
- the in-house communications staffs of many clients and potential clients.

The industry in which we operate is highly competitive. We believe that the industry will further consolidate in the future and consequently become more competitive. Increased competition, particularly in the computer supply product line, may result in greater price discounting which may have a negative impact on our gross margins.

Intellectual Property

We maintain a service mark on our name and symbol "MCSi," the circle logo design, the slogan "MCSi Media Consultants Systems Integrators," and other names and logos. All other trademarks or service marks referred to in this Annual Report on Form 10-K are trademarks or service marks of the respective entities that own them.

Subsidiaries

At December 31, 2001, we had 15 direct operating subsidiaries all of which have offices throughout the United States and Canada. See Exhibit 21 for a list of our subsidiaries.

At December 31, 2000, we owned an equity investment in Zengine, Inc. ("Zengine"). During 2001, we acquired the remaining outstanding common stock of Zengine that we did not previously own.

Item 2. PROPERTIES

The Company's principal executive offices are located in Dayton, Ohio. The Company leases all of its office and warehouse space for use in the ordinary course of business. The leases expire at various times through 2026 and a majority of the Company's leases contain options to renew. The Company expects that it will be able to renew leases expiring in 2002 at rents which are substantially similar to current rent payments on a square footage basis. In addition, see "Certain Transactions" in the Company's proxy statement for a discussion of lease transactions with affiliates. The Company's material leased sales and warehouse locations are described in the table below:

Location	Square Feet	Expiration Date
Bensenville, Illinois	39,000	May 31, 2009
Berkeley, California	36,228	June 30, 2004
Brookfield, Wisconsin	30,000	October 31, 2007
Cypress, California	30,906	March 31, 2007
Dayton, Ohio	29,863	October 31, 2006
Erlanger, Kentucky	235,840	December 31, 2008
Farmers Branch, Texas	26,308	May 31, 2010
Memphis, Tennessee	192,500	March 1, 2006
New Berlin, Wisconsin	40,000	October 31, 2009
Norcross, Georgia	86,000	July 31, 2008
Redmond, Washington	40,350	February 28, 2009
Strongsville, Ohio	46,106	July 31, 2026

Properties acquired or leases entered into subsequent to December 31, 2001 are not included in the table.

In connection with a restructuring of our operations in 2001, we undertook the closing of 39 redundant offices, which are not included in the table above.

Item 3. LEGAL PROCEEDINGS

On November 23, 2001, a lawsuit was filed in the United States District Court for the District of Arizona, Case No. CIV 01-2287 PHX-PGR against MCSi and 87 other corporate defendants alleging the infringement of certain patents relating to bar code technology by the Lemelson Medical, Educational and Research Foundation, Limited Partnership. The Lemelson Foundation Partnership has offered to settle this litigation by licensing this technology. We have engaged patent counsel and are currently investigating the allegations made. At this time, we cannot determine whether this lawsuit has merit, but it is not believed to be material to our results of operations or financial condition.

We are, and have been involved, from time to time, in various claims, complaints, proceedings and litigation relating to activities arising from the normal course of our operations. Based on the facts currently available to us, we believe that the matters pending at December 31, 2001 are covered by insurance, without merit, or of such amounts which upon resolution are not likely to have a material adverse effect on our financial condition, results of operations or cash flows.

PART II

Item 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matter was submitted during the fourth quarter of the fiscal year covered by this Report to a vote of security holders, through the solicitation of proxies or otherwise.

Item 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's Common Stock is listed and trades on the Nasdaq National Market tier of the Nasdaq Stock Market under the symbol "MCSI" (formerly, "MCSC"). The following table sets forth for the periods indicated the high and low closing sale price for the Common Stock as reported by the Nasdaq National Market.

	2000		2001	
Quarter	High	Low	High	Low
First	$ 36.375	$ 27.750	$ 22.625	$ 14.250
Second	32.250	20.000	18.550	13.710
Third	34.938	18.984	16.750	11.000
Fourth	32.375	21.375	24.450	15.950
Year	36.375	18.984	24.450	11.000

As of March 22, 2002, we had 257 shareholders of record and in excess of 3,000 beneficial shareholders.

The declaration of cash dividends is at the discretion of the Board of Directors of the Company, and is limited by the Company's borrowing arrangements. No cash dividends on the Common Stock have been declared or paid by the Company to date. The Company does not anticipate paying cash dividends in the foreseeable future.

Item 6. SELECTED FINANCIAL DATA

Statement of Operations Data (1):	Year Ended December 31, 1997	1998	1999	2000	2001
	(Dollars in thousands, except per share data)				
Net sales	$ 107,487	$ 313,762	$ 632,239	$ 828,603	$ 810,370
Cost of sales	88,190	246,670	501,762	630,827	581,028
Gross profit	19,297	67,092	130,477	197,776	229,342
Selling, general and administrative expenses	15,441	53,389	102,877	157,749	183,586
Restructuring and other special charges (2)	--	--	--	--	9,821
Operating income	3,856	13,703	27,600	40,027	35,935
Interest expense	(180)	(2,611)	(9,083)	(14,705)	(16,648)
Other income (expense)	43	227	(385)	184	(597)
Income before income taxes and discontinued operations	3,719	11,319	18,132	25,506	18,690
Provision for income taxes	1,507	4,994	7,779	11,388	9,433
Income from continuing operations	2,212	6,325	10,353	14,118	9,257
Income (loss) from discontinued operations	--	--	785	1,107	(19,434)
Net income (loss)	$ 2,212	$ 6,325	$ 11,138	$ 15,225	$ (10,177)
Earnings per share of common stock – basic – continuing operations	$ 0.39	$ 0.66	$ 0.88	$ 1.12	$ 0.64
Earnings per share of common stock – diluted – continuing operations	$ 0.39	$ 0.65	$ 0.87	$ 1.10	$ 0.64
Earnings per share of common stock – basic – net income (loss)	$ 0.39	$ 0.66	$ 0.95	$ 1.21	$ (0.71)
Earnings per share of common stock – diluted – net income (loss)	$ 0.39	$ 0.65	$ 0.93	$ 1.19	$ (0.70)
Weighted average number of common shares outstanding – basic	5,671,833	9,536,957	11,548,589	12,302,220	14,378,269
Weighted average number of common shares outstanding – diluted	5,722,440	9,677,285	11,732,355	12,592,997	14,568,845

Balance Sheet Data (1):	At December 31, 1997	1998	1999	2000	2001
	(Dollars in thousands)				
Working capital	$ 8,188	$ 81,334	$ 129,974	$ 109,294	$ 179,160
Total assets	49,921	247,029	354,278	474,483	471,659
Long-term debt	112	107,906	149,461	154,907	46,381
Redeemable minority interest in subsidiary	--	--	3,977	--	--
Stockholders' equity	25,031	97,194	122,179	160,808	339,140

(1) Since its initial public offering in 1996, the Company has been involved in an active acquisition program. Additionally, in December 2001, the Company entered into a definitive agreement to sell its Canadian Computer Supply Division (the "Division"). The Division has been accounted for as a discontinued operation and the selected financial data for periods prior to 2001 have been reclassified to reflect the Division as a discontinued operation. See Note 4 to the Consolidated Financial Statements.

(2) In the fourth quarter of 2001, the Company undertook actions to restructure its operations, including the closing of redundant offices, the termination of redundant employees and the integration of Zengine's operations into those of the Company after the merger of Zengine into the Company in November 2001, and incurred other special charges. See Notes 3 and 4 to the Consolidated Financial Statements. The 2001 selling, general and administrative expenses include $3,865 of fourth quarter payroll and rent expense associated with employees to be severed and facilities to be closed in conjunction with the Company's restructuring activities.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Result of Operations

As an aid to understanding our continuing operations on a comparative basis, the following table has been prepared to set forth certain statement of operations data.

	Years Ended December 31,		
	1999 Percent	2000 Percent	2001 Percent
Net sales	100.0%	100.0%	100.0%
Cost of sales	79.4	76.1	71.7
Gross profit	20.6	23.9	28.3
Selling, general and administrative expenses	16.3	19.0	22.7
Restructuring and other special charges	--	--	1.2
Operating income	4.4	4.8	4.4
Interest expense	(1.4)	(1.8)	(2.1)
Other (expense) income	--	--	(0.1)
Income before income taxes	2.9	3.1	2.3
Provision for income taxes	1.2	1.4	1.2
Income from continuing operations	1.6%	1.7%	1.1%

In December 2001, the Company entered into a definitive agreement to sell its Canadian Computer Supply Division (the "Division"). The Division has been accounted for as a discontinued operation and the information contained herein for periods prior to 2001 have been reclassified to reflect the Division as a discontinued operation.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Net sales. Net sales for the year ended December 31, 2001 decreased by $18.2 million, or 2.2%, to $810.4 million from $828.6 million for the year ended December 31, 2000. The net sales decrease resulted primarily from a $103.2 million reduction in product sales, as the computer product market experienced significant market competition and price reductions, particularly in the fourth quarter of 2001 and we were unwilling to accept sales that would have resulted in gross margin deterioration. In addition, the 2000 results include $64.9 million of sales from the Azerty wholesale business which was sold in July 2000. This sales decrease was partially offset by a 64.5% increase in our audio-visual integration business where sales grew from $232.2 million in 2000 to $382.1 million in 2001, resulting primarily from acquisitions made in 2000 and continued expansion of our customer base. Sales returns are not material to our results of operations.

Gross profit. Gross profit for the year ended December 31, 2001 increased by $31.6 million, or 16.0% to $229.3 million from $197.8 million for the year ended December 31, 2000. Gross profit as a percentage of net sales for the year ended December 31, 2001 was 28.3% compared to 23.9% for the year ended December 31, 2000. The increase in the gross profit percentage was due primarily to the increase in audio-visual system integration project sales, which have a higher gross profit percentage, as compared to computer technology product sales. Additionally, our 2000 results include the results of the aforementioned Azerty wholesale business, which generated relatively low margins of less than 10%.

Selling, general and administrative expenses. Selling, general and administrative expenses for the year ended December 31, 2001 increased by $25.8 million, to $183.6 million from $157.7 million for the year ended December 31, 2000. As a percentage of net sales, selling, general and administrative expenses were 22.7% for the year ended December 31, 2001 compared to 19.0% for the year ended December 31, 2000. This increase was due to increased audio-visual integration system sales, which have a higher percentage of selling, general and administrative expenses than computer technology product sales.

Restructuring and other special charges. In the fourth quarter of 2001, we announced a restructuring plan to facilitate and support the growth of our integration business. The restructuring charges include the closing of duplicative and certain other sales offices and the termination of certain sales and administrative employees. In connection with this program, we recorded a total of $8.9 million for restructuring and other special charges. The other special charges of $2.9 million comprise costs associated with financing alternatives that we chose to abandon during the fourth quarter of 2001 and provisions for receivables from customers who became financially troubled in the fourth quarter of 2001. See Note 3 to the Consolidated Financial Statements. In addition, in connection with our acquisition of Zengine, we undertook actions to close redundant Zengine facilities and terminate duplicative sales, software engineering and administrative employees. In relation to this program, we recorded a charge of $0.9 million. See Note 4 to the Consolidated Financial Statements.

Operating income. Operating income for the year ended December 31, 2001 decreased by $4.1 million to $35.9 million from $40.0 million for the year ended December 31, 2000, for the reasons stated above. Operating margins were 4.4% for the year ended December 31, 2001 compared to 4.8% for the year ended December 31, 2000. Absent the restructuring and other special charges, operating income in 2001 would have increased by $5.7 million or 14.3% over 2000 levels.

Interest expense. Interest expense for the year ended December 31, 2001 increased to $16.6 million from $14.7 million for the year ended December 31, 2000 due primarily to the increased average levels of indebtedness during 2001.

Provision for income taxes. The provision for income taxes for the year ended December 31, 2001 decreased $2.0 million to $9.4 million from $11.4 million for the year ended December 31, 2000 due primarily to a decrease in pre-tax income. Our effective tax rate was 50.5% for the year ended December 31, 2001 as compared to 44.6% for 2000. The increase was primarily due to the impact of reduced pre-tax income and non-deductible goodwill on our effective tax rate.

Discontinued operations. In December 2001, we entered into a definitive agreement to sell our Canadian Computer Supply Division ("Division") for approximately $14.0 million. The purpose of this sale was to dispose of this lower margin business so that we can continue to focus our resources on our higher margin integration services. We have accounted for these operations as a discontinued operation under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets," which we adopted effective January 1, 2001.

The Division was adversely affected in 2001 by sales and gross margin reductions of $7.0 million and $4.4 million, respectively, resulting from weaknesses in the Canadian computer supply market and 2001 charges relating to severance and facility closures as the Division rationalized its infrastructure in the weakened economic environment during the fourth quarter of 2001. Included in discontinued operations for the year ended December 31, 2001 is a loss on disposal of $9.2 million. See Note 4 of the Consolidated Financial Statements.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Net sales. Net sales for the year ended December 31, 2000 increased by $196.4 million, or 31.1%, to $828.6 million from $632.2 million for the year ended December 31, 1999. Of the net sales increase, $169.7 million was attributable to the impact of acquisitions made during 2000 and 1999, and $91.6 million is a result of increased sales penetration, increased product offerings to existing customers and an expanded sales force. Increased sales attributable to the impact of our acquisitions and internal growth for the year ended December 31, 2000 was partially offset by a net sales reduction of approximately $51.0 million as a result of our July 7, 2000 sale of the Azerty Canada wholesale business. Sales returns are not material to our results of operations.

Gross profit. Gross profit for the year ended December 31, 2000 increased by $67.3 million, or 51.6% to $197.8 million from $130.5 million for the year ended December 31, 1999. Gross profit as a percentage of net sales for the year ended December 31, 2000 was 23.9% compared to 20.6% for the year ended December 31, 1999. The increase in the gross profit percentage was due primarily to the increase in audio-visual system integration project sales, which have a higher gross profit percentage, as compared to computer technology product sales. Additionally, the aforementioned sale of the Azerty wholesale division resulted in improved margins, as the Azerty wholesale division generated average gross profit margins of less than 10%.

Selling, general and administrative expenses. Selling, general and administrative expenses for the year ended December 31, 2000 increased by $54.9 million, to $157.7 million from $102.9 million for the year ended December 31, 1999. As a percentage of net sales, selling, general and administrative expenses were 19.0% for the year ended December 31, 2000 compared to 16.3% for the year ended December 31, 1999. This increase was due primarily to increased audio-visual integration system sales, which have a higher percentage of selling, general and administrative expenses than computer technology product sales.

Operating income. Operating income for the year ended December 31, 2000 increased by $12.4 million to $40.0 million from $27.6 million for the year ended December 31, 1999, for the reasons stated above. Operating margins were 4.8% for the year ended December 31, 2000 compared to 4.4% for the year ended December 31, 1999.

Interest expense. Interest expense for the year ended December 31, 2000 increased to $14.7 million from $9.1 million for the year ended December 31, 1999 due primarily to the increased level of indebtedness incurred during 2000, which was used primarily for business combinations and working capital requirements.

Provision for income taxes. The provision for income taxes for the year ended December 31, 2000 increased $3.6 million to $11.4 million from $7.8 million for the year ended December 31, 1999 due primarily to an increase in pre-tax income. Our effective tax rate was 44.6% for the year ended December 31, 2000 as compared to 42.9% for the corresponding period of the prior year. The increase was primarily due to increased foreign income taxes.

Discontinued operations. Income from discontinued operations increased to $1,107 in 2000 from $785 in 1999. The increase was primarily the result of enhanced sales volumes from the Company's existing customer base.

Liquidity and Capital Resources

For the year ended December 31, 2001, net cash used in operating activities of continuing operations were $13.1 million. Net cash used in operating activities of continuing operations were $1.3 million and $3.2 million for the years ended December 31, 2000 and 1999, respectively. Cash used in operations during the two-year period ended December 31, 2000 relates primarily to the continued expansion of our business and the resultant increases in receivables and inventories. Cash used in operating activities during 2001 was primarily caused by reductions in our trade accounts payable and increases in accounts receivable.

At December 31, 2001, our average days sales outstanding was 67 days as compared to 53 days at December 31, 2000. The increase of our average days sales outstanding is primarily the result of increased sales of audio-visual integration system project sales, which typically have longer collection cycles than product only sales.

Average inventory turnover was nine and eight times for the years ended December 31, 2000 and 2001, respectively. The slowdown in inventory turns results from the increasing importance of audio visual integration projects, which typically do not turn inventory as quickly as product only sales.

Capital expenditures for the years ended December 31, 1999, 2000 and 2001 were, $9.1 million, $10.5 and $11.4 million, respectively. Funds were used primarily to upgrade and enhance furniture, fixtures, equipment and information systems. Cash paid for business combinations totaled $10.6 million, $45.7 million and $5.5 million in

1999, 2000 and 2001 respectively. Our 2001 acquisition of Zengine, which was primarily funded using our common stock, resulted in $23.2 million of cash inflows. In addition, the July 7, 2000 sale of the Azerty wholesale business generated $30.4 million in cash flows from investing activities during 2000.

Cash provided by financing activities of continuing operations was $65.6 million, $21.5 million and $16.1 million for the years ended December 31, 1999, 2000 and 2001, respectively. In 1999 and 2000, cash flows from financing activities were primarily affected by borrowings and repayments under our Credit Facility and purchases of treasury shares. During 2001, cash flows provided by financing activities relate primarily to the completion of two secondary offerings of our common stock, which resulted in net proceeds of $169.0 million. We used these proceeds to reduce bank debt and accounts payable.

The aforementioned secondary offerings resulted in improvement in our balance sheet at December 31, 2001. Working capital at December 31, 2001 increased by $69.9 million to $179.2 million over levels at December 31, 2000. Additionally, debt was reduced from $193.1 million at December 31, 2000 to $46.6 million at December 31, 2001, leaving us with $122.6 million of availability under our US Credit Facility.

Based on the foregoing, we believe that our short and long term financing arrangements provide the financial resources and liquidity required to continue our operations in the normal course of business for the foreseeable future.

Credit Facility

Loans under the Credit Facility may be incurred by MCSi from time to time to finance working capital and acquisitions and may be made at the Bank's prime rate (as defined) or at the defined published eurodollar rate plus a "eurodollar margin" that ranges from 150 to 275 basis points based on certain indebtedness ratios of MCSi. Borrowings under the Credit Facility are secured by substantially all of our assets and property, including accounts receivable, equipment and inventory. The loan commitment terminates on the maturity date (December 10, 2003), unless terminated earlier.

The Credit Facility contains restrictive covenants, which may have an adverse effect on our operations in the future. We have agreed that, among other things, we will not: (i) change the nature of our business; (ii) liquidate or dissolve our affairs, merge, consolidate or acquire the property or assets of any person, other than permitted acquisitions that comply with the financial covenants of the Credit Facility, certain intercompany mergers, permitted investments, permitted dispositions, certain capital expenditures and leases; (iii) permit the incurrence of any other lien on our property and assets; (iv) incur certain other indebtedness; (v) pay cash dividends or repurchase more than a certain amount of our capital stock (vi) violate certain financial covenants; or (vii) engage in certain other transactions. During 2001, we exceeded our capital expenditure limit, which was waived by the Banks.

Inflation

Certain of our product offerings have been and are expected to continue to be subject to significant price fluctuations due to inflationary and other market conditions. We are generally able to pass such increased costs on to our customers through price increases, although we may not be able to adjust our prices immediately. In general, we do not believe that inflation has had a material effect on our results of operations in recent years.

Related Party Transactions

We lease certain facilities from related parties (executive, current and former board members or former owners of entities we acquired). These facilities include our primary distribution facility in Kentucky, and sales offices in Georgia, Ohio, Tennessee, California, Texas, Oklahoma and Washington. The aggregate amount paid on these leases was $1.3 million, $2.4 million and $4.0 million in 1999, 2000 and 2001, respectively.

Key Accounting Policies

Revenue Recognition

We record revenue when realized, or realizable, and earned when persuasive evidence of an arrangement exists, the products and services have been provided to or made available to the customer, the sales price is fixed and determinable and collectibility is reasonably assured. We primarily derive our revenue from two sources: product/equipment only sales and integrated systems contracts (which include both product/equipment and services). Revenue for product/equipment only sales is recognized based upon the shipping terms (primarily at time of shipment), when the title and risks and rewards of ownership have passed to the customer. For our integrated systems contracts, we apply a multiple-element accounting approach. For the products included in our integrated systems contracts, revenue is generally recognized when the product is shipped (consistent with our product/equipment sales). Revenue relating to installation, design and integration services is recognized based on the percentage that labor costs incurred to date bear to total labor costs expected for the contract. Losses expected to be incurred are recorded when such losses are known.

Provisions for Doubtful Accounts

We establish provisions for doubtful accounts using historical average credit losses and specifically provide for known or probable losses. Given our experience, we believe that the allowance for potential losses is adequate, but if one or more of our larger customers were to default in its obligations under applicable contractual arrangements, we could be exposed to potential losses in excess of the provisions established.

New Accounting Pronouncements

During the year there were several new accounting pronouncements, as follows:

Statement of Financial Accounting Standards No. 133 and No. 138. We adopted Statement of Financial Accounting Standards No. 133, "*Accounting for Derivative Instruments and Hedging Activities*" ("SFAS 133"), as amended by Statement of Financial Accounting Standards No. 138, "*Accounting for Certain Derivative Instruments and Certain Hedging Activities – an Amendment of FASB Statement No. 133*" ("SFAS 138"), on January 1, 2001. SFAS 133 and SFAS 138 require that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction, and if it is, the type of hedge transaction. The gains and losses on the derivative instrument that are reported in other comprehensive income will be reclassified to earnings in the periods in which earnings are impacted by the variability of the cash flows of the underlying hedged item. The impact of adopting these standards was not material to our consolidated financial position, results of operations or cash flows.

Statement of Financial Accounting Standards No. 141. In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "*Business Combinations*" ("SFAS 141"). SFAS 141, which supersedes Accounting Principles Board Opinion No. 16, "*Business Combinations*" and SFAS No. 38, "*Accounting for Preacquisition Contingencies of Purchased Enterprises*," requires that all business combinations entered into after the effective date of July 1, 2001, be accounted for by the purchase method. It further defines criteria for recognition of intangible assets apart from goodwill and disclosure requirements for business combinations. Adoption of this standard on July 1, 2001 did not have a material impact on our consolidated financial position, results of operations or cash flows.

Statement of Financial Accounting Standards No. 142. In June 2001, the FASB issued SFAS No. 142, "*Goodwill and Other Intangible Assets*" ("SFAS 142"). SFAS 142, which supersedes Accounting Principles Board Opinion No. 17, "*Intangible Assets*," defines new accounting treatment for goodwill and other intangible assets. This standard eliminates the amortization of goodwill and other intangible assets that have indefinite lives. It establishes a requirement that goodwill and other intangible assets with indefinite lives be tested at least annually for impairment, provides specific guidance on such testing, and requires disclosures of information about goodwill and other intangible assets in the years subsequent to their acquisition. SFAS 142 is effective for fiscal years beginning after December 15,

2001. We are currently evaluating the impact that the SFAS 142 transitional impairment test will have on goodwill and intangible assets. Any transitional impairment loss will be recognized as a change in accounting principle.

Statement of Financial Accounting Standards No. 143. In June 2001, the FASB issued SFAS No. 143, "*Accounting for Asset Retirement Obligations*" ("SFAS 143"). SFAS 143, which amends SFAS No. 19, "*Financial Accounting and Reporting by Oil and Gas Producing Companies,*" establishes accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost. The objective of SFAS 143 is to provide guidance for legal obligations associated with the retirement of tangible long-lived assets. The retirement obligations included within the scope of this project are those that an entity cannot avoid as a result of either acquisition, construction or normal operation of a long-lived asset. This statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. We do not expect this standard to have any material impact on our consolidated financial position, results of operations or cash flows.

Statement of Financial Accounting Standards No. 144. In August 2001, the FASB issued SFAS No. 144, "*Accounting for the Impairment or Disposal of Long-Lived Assets*" ("SFAS 144"). SFAS 144 supersedes SFAS No. 121, "*Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of*" ("SFAS 121") and amends Accounting Principles Board Opinion No. 30, "*Reporting Results of Operations – Reporting the Effects of Disposal of a Segment of a Business.*" This statement develops one accounting model (based on the model in SFAS 121) for long-lived assets that are disposed of by sale, as well as addresses the principal implementation issues. In addition, discontinued operations are no longer measured on a net realizable value, and future operating losses are no longer recognized before they occur. Additionally, SFAS 144 expands the scope of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction. As permitted by SFAS 144, we adopted SFAS 144 in the fourth quarter of 2001, with an effective date of January 1, 2001.

Item 7A. QUANTITIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The primary market risks facing us involve foreign currency risk, credit risk and interest rate risk.

Foreign Operations. Since December 1998, we have had operations in Canada. Substantially all of those operations are conducted in Canadian dollars. As described in Note 4 of the Consolidated Financial Statements, in December 2001, we entered into a definitive agreement to sell the Canadian Computer Supply Division. Subsequent to the sale of this entity, our exposure to foreign currency risk has been reduced.

Hedging Activities. From time to time, we enter into foreign currency forward contracts to hedge pending inventory purchase transactions denominated in foreign currencies. There were no forward contracts outstanding at December 31, 2000 and 2001. From time to time, we enter into interest rate hedge arrangements to hedge our interest rate risk. See discussion in "Interest Rate Risk" below.

Credit Risk. We establish provisions for doubtful accounts using historical average credit losses and specifically provide for known or probable losses. Given our experience, we believe that the allowance for potential losses is adequate, but if one or more of our larger customers were to default in its obligations under applicable contractual arrangements, we could be exposed to potential losses in excess of the provisions established.

Interest Rate Risk. We are exposed to interest rate risk because our borrowing arrangements generally carry variable rates of interest. We currently are a party to two interest rate hedging arrangements totaling $60 million with the Banks. These arrangements hedge against potential interest rate increases by fixing the interest rate on $30 million of our borrowings at 3.1% and fixing our interest rate on an additional $30 million of borrowings between 3.2% and 5.0%. Accordingly, our exposure to increases in interest rates has been reduced at December 31, 2001. During 2001, we reduced our level of bank borrowings and other debt from $193.1 million at December 2000 to $46.6 million at December 31, 2001. The December 31, 2001 level of borrowings is net of cash deposited with the Banks, for which the contractual right of offset exists. Because our Credit Facility charges us interest calculated at variable interest rates, a significant increase in our levels of borrowing, coupled with general market rates of interest could have an adverse effect on us. Based upon the level of our variable borrowings at December 31, 2001, a 1% increase in interest rates would result in an increased pre-tax charge against earnings of approximately $0.9 million.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Index to Financial Statements

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of MCSi, Inc.

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of MCSi, Inc. and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PRICEWATERHOUSECOOPERS LLP
Cincinnati, Ohio
March 28, 2002

MCSi, INC.

CONSOLIDATED BALANCE SHEET
(Dollars in thousands)

	December 31, 2000	December 31, 2001
Assets		
Current assets:		
Cash and cash equivalents	$ 4,157	$ 6,085
Accounts receivable	143,751	163,732
Inventories	72,578	72,083
Prepaid expenses	1,169	905
Assets of discontinued operations	32,433	14,926
Deferred income taxes	1,747	3,671
Total current assets	255,835	261,402
Property and equipment – net	40,744	42,018
Intangible assets – net	148,546	165,587
Equity investment in affiliate	27,205	--
Other assets	2,153	2,652
Total assets	$ 474,483	$ 471,659
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable – trade	$ 71,134	$ 47,979
Accrued expenses, payroll and income taxes	18,112	20,713
Liabilities of discontinued operations	19,079	13,291
Short-term debt	38,216	259
Total current liabilities	146,541	82,242
Long-term debt	154,907	46,381
Deferred income taxes	12,227	3,896
Total liabilities	313,675	132,519
Commitments and contingencies	--	--
Stockholders' equity:		
Preferred stock, no par value; 5,000,000 shares authorized, none outstanding	--	--
Common stock, no par value; 30,000,000 shares authorized, 12,723,598 and 24,306,384 shares outstanding at December 31, 2000 and 2001, respectively	--	--
Additional paid-in capital	126,765	320,236
Retained earnings	38,638	28,461
Accumulated other comprehensive income	(485)	(1,504)
Unearned compensation	--	(365)
Treasury stock, at cost 161,289 and 397,470 shares at December 31, 2000 and 2001, respectively	(4,110)	(7,688)
Total stockholders' equity	160,808	339,140
Total liabilities and stockholders' equity	$ 474,483	$ 471,659

The accompanying notes are an integral part of these consolidated financial statements.

MCSi, INC.

CONSOLIDATED STATEMENT OF OPERATIONS
(Dollars in thousands, except per share data)

	Year Ended December 31,		
	1999	2000	2001
Net sales	$ 632,239	$ 828,603	$ 810,370
Cost of sales	501,762	630,827	581,028
Gross profit	130,477	197,776	229,342
Selling, general and administrative expenses	102,877	157,749	183,586
Restructuring and other special charges	--	--	9,821
Operating income	27,600	40,027	35,935
Interest expense	(9,083)	(14,705)	(16,648)
Other (expense) income, net	(385)	184	(597)
Income before income taxes and discontinued operations	18,132	25,506	18,690
Provision for income taxes	7,779	11,388	9,433
Income from continuing operations	10,353	14,118	9,257
Income (loss) from discontinued operations, net of tax	785	1,107	(19,434)
Net income (loss)	$ 11,138	$ 15,225	$ (10,177)
Earnings per share of common stock – basic– continuing operations	$ 0.88	$ 1.12	$ 0.64
Earnings per share of common stock – diluted – continuing operations	$ 0.87	$ 1.10	$ 0.64
Earnings per share of common stock – basic – net income (loss)	$ 0.95	$ 1.21	$ (0.71)
Earnings per share of common stock – diluted – net income (loss)	$ 0.93	$ 1.19	$ (0.70)
Weighted average number of common shares outstanding – basic	11,548,589	12,302,220	14,378,269
Weighted average number of common shares outstanding – diluted	11,732,355	12,592,997	14,568,845

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
(Dollars in thousands)

	Shares outstanding	Treasury shares	Additional paid-in capital	Retained earnings	Treasury stock - at cost	Accumulated other comprehensive income	Unearned compensation	Total
Balance, December 31, 1998	11,550,485	(79,414)	$ 86,154	$ 12,275	$ (1,332)	$ 97	$ --	$ 97,194
Net income				11,138				11,138
Shares issued in connection with business combinations	478,662	244,512	13,833		4,390			18,223
Purchases of treasury shares		(271,600)			(5,508)			(5,508)
Transactions involving stock options and employee stock purchase plan	55,457	21,558	318		373			691
Accretion of put option			(174)					(174)
Unearned compensation							(90)	(90)
Unrealized gain on marketable securities						21		21
Cumulative translation adjustment						684		684
Balance, December 31, 1999	12,084,604	(84,944)	100,131	23,413	(2,077)	802	(90)	122,179
Net income				15,225				15,225
Shares issued in connection with business combinations	562,519	304,157	10,718		8,426			19,144
Purchases of treasury shares		(401,700)			(11,029)			(11,029)
Transactions involving stock options and employee stock purchase plan	76,475	21,198	1,508		570			2,078
Accretion of put option			(286)					(286)
Unearned compensation							90	90
Reclassification adjustment for realized loss on marketable securities						192		192
Gain on affiliate sale of stock			14,694					14,694
Cumulative translation adjustment						(1,479)		(1,479)
Balance, December 31, 2000	12,723,598	(161,289)	126,765	38,638	(4,110)	(485)	--	160,808
Net loss				(10,177)				(10,177)
Shares issued in connection with business combinations	1,486,994		25,259					25,259
Purchases of treasury shares		(273,450)			(4,355)			(4,355)
Transactions involving employee stock compensation	115,792	37,269	2,214		777			2,991
Unearned compensation							(365)	(365)
Net proceeds from secondary offering of common stock	9,980,000		165,998					165,998
Unrealized loss on marketable securities						(128)		(128)
Unrealized loss on hedging arrangements						(453)		(453)
Cumulative translation adjustment						(438)		(438)
Balance, December 31, 2001	24,306,384	(397,470)	$ 320,236	$ 28,461	$ (7,688)	$ (1,504)	$ (365)	$ 339,140

The accompanying notes are an integral part of these consolidated financial statements.

MCSi, INC.
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(Dollars in thousands)

	Year Ended December 31,		
	1999	2000	2001
Net income (loss)	$ 11,138	$ 15,225	$ (10,177)
Other comprehensive income (loss):			
Cumulative translation adjustment	684	(1,479)	(438)
Unrealized gain (loss) on marketable securities	21	192	(128)
Unrealized loss on hedging arrangements	--	--	(453)
Comprehensive income (loss)	$ 11,843	$ 13,938	$ (11,196)

The accompanying notes are an integral part of these consolidated financial statements.

MCSi, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
(Dollars in thousands)

	Year Ended December 31, 1999	2000	2001
Cash flows from operating activities:			
Net income (loss)	$ 11,138	$ 15,225	$ (10,177)
(Income) loss from discontinued operations	(785)	(1,107)	19,434
Income from continuing operations	10,353	14,118	9,257
Adjustments to reconcile net income to cash used in continuing operating activities:			
Depreciation and amortization	4,570	9,327	13,272
Other non-cash items	(113)	91	1,770
Deferred income taxes	790	1,232	(846)
Changes in assets and liabilities, net of effects of business combinations and dispositions:			
Accounts receivable	(5,320)	(34,913)	(17,971)
Inventories	(15,317)	(3,167)	4,802
Prepaid expenses and other assets	(223)	(297)	(922)
Accounts payable – trade	5,111	13,059	(24,081)
Accrued expenses, payroll and income taxes	(3,037)	(766)	1,626
Cash used in continuing operations	(3,186)	(1,316)	(13,093)
Cash provided by (used in) discontinued operations	349	(7,872)	(8,773)
Cash used in operating activities	(2,837)	(9,188)	(21,866)
Cash flows from investing activities:			
Capital expenditures	(9,064)	(10,519)	(11,448)
Proceeds from cash surrender value of insurance policies	--	1,816	424
Business combinations	(10,632)	(45,681)	(5,503)
Proceeds from sale of Azerty	--	30,449	--
Cash included in business combinations	48	1,452	23,182
Cash (used in) provided by continuing investing activities	(19,648)	(22,483)	6,655
Cash (used in) provided by discontinued investing activities	(1,623)	(643)	191
Cash (used in) provided by investing activities	(21,271)	(23,126)	6,846
Cash flows from financing activities:			
Proceeds from sale of subsidiary stock	3,871	--	--
Proceeds from sale of common stock	691	2,078	168,989
Repayment of debt acquired in business combinations	(7,588)	(11,850)	--
Purchase of treasury shares	(5,508)	(11,029)	(4,355)
Debt issuance costs	(235)	(753)	(2,043)
Net proceeds from (repayment of) debt	74,353	43,066	(146,483)
Cash provided by continuing financing activities	65,584	21,512	16,108
Cash (used in) provided by discontinued financing activities	(41,160)	11,419	1,278
Cash provided by financing activities	24,424	32,931	17,386
Effect of exchange rates on cash	1,178	151	(438)
Net increase in cash and cash equivalents	1,494	768	1,928
Cash and cash equivalents – beginning of year	1,895	3,389	4,157
Cash and cash equivalents – end of year	$ 3,389	$ 4,157	$ 6,085
Supplemental cash flow information:			
Income taxes paid	$ 6,389	$ 6,615	$ 8,556
Interest paid	$ 8,977	$ 14,304	$ 16,629
Fair value of common stock issued in business combinations	$ 18,223	$ 19,144	$ 25,259
Debt issued in business combinations	$ 8,206	$ --	$ --

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share data)

Note 1. Organization and Operations

MCSi, Inc. and its subsidiaries ("MCSi" or the "Company") operates in one business segment and sells a wide variety of computer supplies and audio-visual presentation products and services to corporate customers, governmental agencies, universities, hospitals and, to a lesser extent, computer supply dealers throughout the United States and Canada.

Note 2. Summary of Significant Accounting Policies

Consolidation

The consolidated financial statements include the accounts of MCSi and its majority owned subsidiaries. Investments in the equity securities of entities in which the Company exercised significant influence, but did not control, and owned more than 20% of the outstanding common stock are accounted for based on the equity method.

Foreign Currencies

The financial statements of the Company's continuing Canadian subsidiary, whose functional currency is the Canadian dollar, is translated to U.S. dollars at period end exchange rates for assets and liabilities and at weighted average exchange rates for the results of operations. The resulting translation gains or losses are accumulated in a separate component of stockholders' equity.

From time to time, the Company has entered into forward foreign currency contracts to manage currency risks relating to existing assets or liabilities and purchase commitments denominated in foreign currencies. At December 31, 2000 and 2001, no forward exchange contracts were outstanding.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and on deposit and highly liquid investments with initial maturities of three months or less. Cash equivalents are carried at cost, which approximates fair value.

Revenue Recognition

Revenue is recorded when realized, or realizable, and earned when persuasive evidence of a revenue generating arrangement exists, the products and/or services have been provided to or made available to the customer, the sales price is fixed and determinable and collectibility is reasonably assured. Revenue is derived from two sources: product/equipment only sales and integrated systems contracts (which include both product/equipment and services). Revenue for product/equipment only sales is recognized based upon the shipping terms (primarily at time of shipment), when the title and risks and rewards of ownership have passed to the customer. For integrated systems contracts, the Company applies a multiple-element accounting approach. For the products included in integrated systems contracts, revenue is generally recognized when the product is shipped (consistent with product/equipment sales). Revenue relating to installation, design and integration services is recognized based on the percentage that labor costs incurred to date bear to total labor costs expected for the contract. Losses expected to be incurred are recorded when such losses are known.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using principally the weighted average method. Inventories consist primarily of products held for resale.

Property, Equipment and Capital Leases

Property, equipment and assets held under capital leases are recorded at cost. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the assets. Depreciation and amortization periods are as follows:

	Estimated Useful Lives
Buildings	30 to 40 years
Furniture, fixtures, equipment and information systems	3 to 10 years
Leasehold improvements	3 to 5 years
Transportation equipment	5 years

The cost of properties retired or otherwise disposed of, together with the accumulated depreciation provided thereon, is eliminated from the accounts. Any gain or loss is recognized in income.

Income Taxes

Income taxes are recognized during the year in which transactions enter into the determination of financial statement income. Deferred tax assets and liabilities are recognized for the future tax consequences of temporary differences between the book carrying amounts and the tax basis of assets and liabilities.

Impairment of Long-Lived Assets

The Company reviews the carrying value of long-lived assets to be held and used or to be disposed of for impairment in accordance with Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss would be recognized when estimated future undiscounted cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount, with the loss measured based on discounted expected cash flows.

Earnings Per Share

Basic earnings per share is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding plus all potentially dilutive common share equivalents outstanding during the period unless anti-dilutive. Dilutive common shares are determined using the treasury stock method.

Fair Value of Financial Instruments

The following methods were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents, accounts receivable and accounts payable - The carrying amounts reported in the balance sheet approximate fair value.

Derivative contracts - The fair value of the Company's foreign exchange contracts and interest rate hedge arrangements are estimated based on quoted market prices of comparable contracts.

Available-for-sale marketable securities – The fair value of available-for-sale marketable securities is obtained from quoted market prices. Marketable securities are reported on the balance sheet at fair value with resulting gains or

(Dollars in thousands, except per share data)

losses that are considered to be temporary recorded as a component of stockholders' equity. Losses that are considered to be other than temporary are recorded as other income or expense in the statement of operations.

Short - and long-term debt - The carrying amounts of the Company's borrowings approximate their fair value by virtue of the variable interest rates associated with these instruments.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Reclassifications

Certain prior year information has been reclassified to conform to the 2001 presentation.

New Accounting Pronouncements

Statement of Financial Accounting Standards ("SFAS") No. 133 and No. 138. MCSi adopted SFAS No. 133, "*Accounting for Derivative Instruments and Hedging Activities*" ("SFAS 133"), as amended by SFAS No. 138, "*Accounting for Certain Derivative Instruments and Certain Hedging Activities – an Amendment of FASB Statement No. 133*" ("SFAS 138"), on January 1, 2001. SFAS 133 and SFAS 138 require that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction, and if it is, the type of hedge transaction. The gains and losses on the derivative instrument that are reported in other comprehensive income will be reclassified to earnings in the periods in which earnings are impacted by the variability of the cash flows of the underlying hedged item. The impact of adopting these standards was not material to MCSi's consolidated financial position, results of operations or cash flows.

SFAS No. 141. In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "*Business Combinations*" ("SFAS 141"). SFAS 141, which supersedes Accounting Principles Board Opinion No. 16, "*Business Combinations*" and SFAS No. 38, "*Accounting for Preacquisition Contingencies of Purchased Enterprises*," requires that all business combinations entered into after the effective date of July 1, 2001, be accounted for by the purchase method. It further defines criteria for recognition of intangible assets apart from goodwill and disclosure requirements for business combinations. Adoption of this standard on July 1, 2001 did not have a material impact on the Company's consolidated financial position, results of operations or cash flows.

SFAS No. 142. In June 2001, the FASB issued SFAS No. 142, "*Goodwill and Other Intangible Assets*" ("SFAS 142"). SFAS 142, which supersedes Accounting Principles Board Opinion No. 17, "*Intangible Assets*," defines new accounting treatment for goodwill and other intangible assets. This standard eliminates the amortization of goodwill and other intangible assets that have indefinite lives. It establishes a requirement that goodwill and other intangible assets with indefinite lives be tested at least annually for impairment, provides specific guidance on such testing, and requires disclosures of information about goodwill and other intangible assets in the years subsequent to their acquisition. SFAS 142 is effective for fiscal years beginning after December 15, 2001. The Company is currently evaluating the impact that the SFAS 142 transitional impairment test will have on goodwill and intangible assets. Any transitional impairment loss will be recognized as a change in accounting principle.

SFAS No. 143. In June 2001, the FASB issued SFAS No. 143, "*Accounting for Asset Retirement Obligations*" ("SFAS 143"). SFAS 143, which amends SFAS No. 19, "*Financial Accounting and Reporting by Oil and Gas Producing Companies,*" establishes accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost. The objective of SFAS 143 is to provide guidance for legal obligations associated with the retirement of tangible long-lived assets. The retirement obligations included within the scope of this project are those that an

(Dollars in thousands, except per share data)

entity cannot avoid as a result of either acquisition, construction or normal operation of a long-lived asset. This statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. MCSi does not expect this standard to have any material impact on the Company's consolidated financial position, results of operations or cash flows.

SFAS No. 144. In August 2001, the FASB issued SFAS No. 144, "*Accounting for the Impairment or Disposal of Long-Lived Assets*" ("SFAS 144"). SFAS 144 supersedes SFAS No. 121, "*Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of*" ("SFAS 121") and amends Accounting Principles Board Opinion No. 30, "*Reporting Results of Operations – Reporting the Effects of Disposal of a Segment of a Business.*" This statement develops one accounting model (based on the model in SFAS 121) for long-lived assets that are disposed of by sale. In addition, discontinued operations are no longer measured on a net realizable value, and future operating losses are no longer recognized before they occur. Additionally, SFAS 144 expands the scope of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction. MCSi adopted SFAS 144 in the fourth quarter of 2001, with an effective date of January 1, 2001.

Note 3. Restructuring and other special charges

In the fourth quarter of 2001, the Company implemented a restructuring plan to facilitate and support the growth of its audio visual integration operations and recorded restructuring and other special charges related thereto. The restructuring charges include the closing of duplicative and certain other sales offices and the termination of certain sales and administrative employees. In connection with this program, MCSi recorded $8,936 for restructuring and other special charges. The other special charges of $2,863 comprise costs associated with financing alternatives that the Company chose to abandon and provisions for receivables from customers who had become financially troubled in the fourth quarter of 2001. A summary of the restructuring follows:

	2001 Provision	Utilized during 2001	Balance at December 31, 2001
Employee severance	$ 430	$ (224)	$ 206
Lease terminations	5,289	(580)	4,709
Other facility exit costs	354	(354)	--
Total restructuring charge	$ 6,073	$ (1,158)	$ 4,915

Of the total employees of 361 to be terminated under this plan, 201 were terminated prior to December 31, 2001 and the remainder were terminated in early 2002. The remaining liabilities at December 31, 2001 relate to actions taken in conjunction with the plan and will be paid as these matters are resolved.

Note 4. Acquisitions/Divestitures

For several years the Company has been engaged in an active acquisition program. In November 2001, MCSi acquired the 41.5% of the outstanding common shares that it did not already own of Zengine, Inc. ("Zengine") an e-commerce software and services provider. The Company acquired Zengine to more closely integrate Zengine's operations with MCSi's and to avail itself of Zengine's working capital. In that transaction, MCSi issued approximately 1.4 million shares of its common stock in exchange for the remaining publicly held shares of Zengine for an aggregate value of approximately $23 million, plus related out of pocket expenses. Additionally, outstanding Zengine stock options were converted into stock options of the Company. The fair value of vested Zengine options was included in the determination of the purchase price, while the difference between the fair value of the Company's common stock and the exercise price of unvested options is being amortized to income over the remaining vesting period. MCSi has included 100% of the results of Zengine in its consolidated results from the date of acquisition. Subsequent to Zengine's initial public offering (See Note 11) and prior to the date of this acquisition, MCSi accounted for its investment in Zengine using the equity method of accounting, because MCSi did not control Zengine. Zengine's results of operations are not material to MCSi's consolidated results for any period presented and therefore proforma data regarding the acquisition is not presented.

(Dollars in thousands, except per share data)

The Zengine purchase price was allocated to the estimated fair value of the net tangible and intangible assets acquired with the remainder being allocated to goodwill. Additionally, during 2001 the Company resolved contingent matters associated with acquisitions made in 2000 and recorded two contingent purchase payments from prior years' acquisitions.

In connection with the acquisition of Zengine, MCSi recorded a charge for merger related integration costs, which is included in restructuring and other special charges. A summary of these costs follows:

	2001 Provision	Utilized during 2001	Balance at December 31, 2001
Employee severance....	$ 585	$ (411)	$ 174
Exit costs....................	300	(300)	--
Total............................	$ 885	$ (711)	$ 174

These merger related integration costs include the downsizing and restructuring of Zengine's operations, and involve exiting duplicative facilities and terminating excess and duplicative sales, software engineering and administration employees. In total, the Zengine restructuring resulted in the reduction of 57 employees, of which 37 had been terminated at December 31, 2001.

During 2000, the Company acquired four businesses engaged in the audio visual presentation products industry, all in purchase business combinations. Earnings of each of the acquired entities have been recorded by the Company beginning with the respective acquisition dates. The aggregate purchase price of the acquired entities of $62,232 was comprised of $41,060 in cash, 866,676 shares of the Company's common stock with a fair value of $19,144, and related out of pocket expenses totaling $2,028. The acquisition price of these transactions has been allocated to the estimated fair value of the net tangible and intangible assets acquired and the liabilities assumed, with the residual being allocated to goodwill, which was being amortized over a forty year life.

The following unaudited proforma financial information reflects the effect of the 2000 acquisitions assuming the 2000 acquisitions had occurred at the beginning of the year:

	Continuing Operations
Net sales	$ 1,014,356
Net loss...	$ (681)
(Loss) earnings per share of common stock-basic and diluted................................	$ (0.08)

Accumulated amortization of intangible assets (primarily goodwill) was $7,564 and $11,920 at December 31, 2000 and 2001, respectively.

(Dollars in thousands, except per share data)

In December 2001, MCSi entered into a definitive agreement to sell its Canadian Computer Supply Division (the "Division") for approximately $14,000. The purpose of this sale was to dispose of this lower margin business so that MCSi could focus its resources on its higher margin integration services. MCSi has accounted for these operations as a discontinued operations under the provisions of SFAS No. 144, "*Accounting for Impairment or Disposal of Long-Lived Assets,*" which MCSi adopted effective January 1, 2001, as MCSi exited its entire computer supply business in Canada. Accordingly, the financial statements for prior periods have been reclassified to reflect the Division as discontinued operations. The following table summarizes the results of operations of the Division:

	1999	2000	2001
Net sales	$ 54,510	$ 67,075	$ 60,054
Income (loss) from operations including income taxes of $614, $(461) and $--	$ 785	$ 1,107	$ (10,270)
Loss on disposition including income taxes of $-, $- and $411	$ --	$ --	$ (9,164)
Earnings (loss) per share of common stock – basic – discontinued operations	$ 0.07	$ 0.09	$ (1.35)
Earnings (loss) per share of common stock – diluted – discontinued operations	$ 0.07	$ 0.09	$ (1.33)

In July 2000, the Company sold certain of the assets and liabilities of its specialty wholesale division operating as Azerty Canada. The gain resulting from this transaction was not material to the Company's results of operations. Net sales from this division were approximately $116,000 and $65,000 for the years ended December 31, 1999 and 2000, respectively. As a result of accounting principles in effect during 2000 this disposition was not accounted for as discontinued operations.

Note 5. Accounts Receivable

Accounts receivable consists of the following:

	December 31,	
	2000	2001
Trade	$ 143,148	$ 164,660
Other	1,173	1,404
Allowance for doubtful accounts	(570)	(2,332)
	$ 143,751	$ 163,732

The following table summarizes the activity in the Company's allowance for doubtful accounts:

	Year Ended December 31,		
	1999	2000	2001
Balance, beginning of period	$ 547	$ 1,009	$ 570
Additional provisions	568	343	2,404
Write-offs, net of recoveries	(106)	(782)	(642)
Balance, end of period	$ 1,009	$ 570	$ 2,332

Credit risk with respect to trade accounts receivable is generally diversified due to the large number of entities comprising the Company's customer base. Management establishes policies with respect to credit risks and monitors

(Dollars in thousands, except per share data)

compliance with those policies. No single customer accounted for more than 10% of consolidated sales for any period presented.

In 2001, the Company advanced two executives a total of $350. These advances are in the form of unsecured demand loans bearing interest at the prevailing applicable federal rate.

Note 6. Borrowing Arrangements

The following is a summary of the Company's long-term borrowings:

	December 31, 2000	December 31, 2001
Long-term lines of credit	$ 151,067	$ 42,654
Capitalized lease obligations	4,163	3,986
Less current portion	(323)	(259)
Total long-term debt	$ 154,907	$ 46,381

The following is a summary of the Company's short-term borrowings:

	Maturity Date	Interest Rate	December 31, 2000	December 31, 2001
Short-term borrowing	June 30, 2001	11.2%	$ 21,000	$ --
Notes payable:				
Zengine – demand	Demand	5.6%	3,860	--
Zengine – term	July 1, 2001	Prime	8,500	--
Term	March 30, 2001	Prime + .50%	4,533	--
Current maturities of long-term debt			323	259
			$ 38,216	$ 259

Long-term borrowings

The Company finances its U. S. operations with a $160,000 revolving line of credit (the "Credit Facility") with a consortium of banks (the "Banks"). This Credit Facility expires in December 2003. The Credit Facility enables the Company to borrow funds and repay funds during the term of the agreement and contains restrictive covenants which include, among other restrictions: (i) the maintenance of certain financial ratios; (ii) restrictions on (a) the purchase or sale of assets, (b) any merger, sale or consolidation activity, (c) loans, investments and guarantees made by the Company, (d) lease and sale and leaseback transactions, and (e) capital expenditures; and (iii) certain limitations on the incurrence of other indebtedness. In addition, the Credit Facility prohibits the payment of dividends and certain repurchases of the Company's common stock. The Credit Facility is collateralized by substantially all of the Company's assets except its Canadian assets. The interest rate for the Credit Facility is based upon either the LIBOR rate plus a variable spread or the prime rate. The weighted-average interest rate at December 31, 2001 was 4.89%. Borrowings outstanding are net of cash deposited with Banks which have a contractual right of offset.

In order to hedge its interest rate risk under the Credit Facility, the Company has entered into two interest rate hedge arrangements totaling $60,000 with the Banks. These arrangements hedge against potential interest rate increases by fixing the interest rate on $30 million of borrowings at 3.1% and fixing the interest rate on an additional $30 million of borrowings between 3.2% and 5.0%. The first arrangement expires in September 2002; the second arrangement expires in September 2003. The Company would be exposed to interest rate changes if the counter party failed to perform on the

(Dollars in thousands, except per share data)

interest rate hedge arrangements. At December 31, 2001, the fair value of the interest rate arrangements was $453 and included as a component of other comprehensive income.

In October 2000, the Company's wholly-owned Canadian subsidiaries entered into a line-of-credit agreement with a Canadian bank under which the subsidiaries may borrow based on accounts receivable and inventories up to a maximum of $16,250. The revolving line-of-credit expires October 2003 and contains restrictive covenants similar to the Credit Facility. Borrowings outstanding on the revolving line-of-credit are collateralized by substantially all of the assets of the Canadian subsidiaries. The interest rate for the revolving line-of-credit is based upon either the Canadian bank's prime rate of interest plus a variable spread or the U.S. base rate plus a variable rate of interest. Borrowings outstanding under this line of credit totaled $5,227 relating to continuing operations and $6,802 related to discontinued operations at December 31, 2001. Discontinued operations' borrowings are classified with liabilities of discontinued operations on the balance sheet at December 31, 2001. The related interest rate was 5.38%.

The Company's capital lease obligations are described in Note 10.

Short-term borrowings

As a part of the Credit Facility, the Banks have from time to time advanced funds to the Company on a short-term basis. These short-term borrowings are either repaid by the Company or extended in the ordinary course of business. At December 31, 2000, these short-term borrowings totaled $21,000 and were repaid in June 2001.

The Company had a demand borrowing arrangement with Zengine during 2000 and 2001. This borrowing arrangement was settled at the time of the Zengine acquisition in November 2001.

In connection with an asset acquisition completed in December 2000, the Company borrowed $8,500 from Zengine to fund a portion of the purchase price. The Company subsequently repaid $3,740 during the first quarter of 2001 and repaid the remaining principal balance in June 2001. In connection with the same acquisition, the Company borrowed $4,533 from a bank which was repaid prior to March 30, 2001 using collections from the acquired accounts receivable.

Note 7. Property and Equipment

Property and equipment consists of the following:

	December 31, 2000	December 31, 2001
Buildings	$ 4,484	$ 4,484
Furniture, fixtures, equipment and information systems	43,365	48,721
Leasehold improvements	3,975	5,658
Transportation equipment	2,747	2,484
	54,571	61,347
Accumulated depreciation	(13,827)	(19,329)
	$ 40,744	$ 42,018

Note 8. Employee Benefit Plans

The Company's employee benefit plans are defined contribution plans and include employee savings plans and profit sharing plans. Savings plans cover substantially all employees and include Company matches to employee contributions limited to a percent of the employee's compensation. The profit sharing plans cover employees (excluding sales personnel, officers of the Company and employees of the Company's subsidiaries) who meet certain minimum employment requirements. Expenses of continuing operations under these plans were $361, $355 and $822 for the years ended December 31, 1999, 2000 and 2001, respectively.

(Dollars in thousands, except per share data)

Note 9. Income Taxes

The components of pre-tax income from continuing operations consist of the following:

	Year Ended December 31,		
	1999	2000	2001
Domestic	$ 17,652	$ 22,573	$ 18,229
Foreign	480	2,933	461
Total	$ 18,132	$ 25,506	$ 18,690

The provision (benefit) for taxes on income from continuing operations consists of the following:

	Year Ended December 31,		
	1999	2000	2001
Current:			
Federal	$ 6,466	$ 7,400	$ 8,776
State	803	1,073	1,375
Foreign	206	1,603	128
Total	7,475	10,076	10,279
Deferred:			
Federal	262	1,224	(783)
State	42	105	(108)
Foreign	--	(17)	45
Total	304	1,312	(846)
Total tax provision	$ 7,779	$ 11,388	$ 9,433

Deferred tax assets and liabilities from continuing operations are comprised of the following:

	December 31,	
	2000	2001
Deferred tax assets:		
Restructuring accruals	$ --	$ 1,538
Reserves and accruals not yet deductible	985	1,352
Inventory	--	622
Tax carryforwards	346	335
Marketable securities	154	154
Other	298	5
Total current deferred tax assets	$ 1,783	$ 4,006
Deferred tax liabilities:		
Investment in affiliate	$ (9,165)	$ --
Intangible assets	(2,022)	(2,676)
Fixed assets	(1,120)	(1,549)
Other	44	(6)
Total deferred tax liabilities	(12,263)	(4,231)
Net deferred income taxes	$ (10,480)	$ (225)

(Dollars in thousands, except per share data)

A reconciliation of the federal statutory tax rate to the Company's effective tax rate is as follows:

	Year Ended December 31,		
	1999	2000	2001
U.S. federal statutory rate applied to income before tax	$ 6,346	$ 8,927	$ 6,542
State income taxes, net of federal income tax effect	549	766	824
Non-deductible goodwill amortization	886	1,202	1,439
Effect of foreign taxes	38	559	12
Other permanent items, net	(40)	(66)	616
	$ 7,779	$ 11,388	$ 9,433

Other permanent items in 2001 primarily represent certain non-deductible losses of Zengine.

Note 10. Leases

The Company leases office space, some of which is leased from related parties (certain directors, officers, shareholders and former owners of acquired entities) under various operating and capital leases. Lease terms range from one to 27 years. When operating leases expire, they are generally renewed or replaced by similar leases and renewal options. Lease expense from continuing operations under operating leases amounted to $4,596, $8,070 and $10,573 for the years ended December 31, 1999, 2000 and 2001, respectively, and amounts pertaining to related parties were $1,329, $2,429 and $4,045 in 1999, 2000 and 2001, respectively.

Following is a summary of future minimum rental payments with respect to leases that have initial or remaining noncancelable lease terms in excess of one year at December 31, 2001:

Year Ending December 31,	Capitalized Leases	Operating Leases
2002	$ 528	$ 11,725
2003	528	9,684
2004	528	8,335
2005	528	6,839
2006	528	6,156
Later years	10,340	7,039
Total minimum lease payments	12,980	$ 49,778
Imputed interest	8,926	
Present value of minimum capitalized lease payments	4,054	
Current portion	(68)	
Long-term capital lease obligations	$ 3,986	

(Dollars in thousands, except per share data)

Note 11. Stockholder's Equity

In October 1999, Zengine sold shares of its common stock to outside investors (the "Investors") for total gross proceeds of $4,000 (net proceeds after offering costs were $3,871). At the time of the sale of Zengine's common stock to the Investors, the Company provided those Investors with a put option which required the Company, at the option of the holder, to repurchase the Investors' shares for $6,083. The put option was not exercisable until September 30, 2002 and would have expired on September 30, 2004. The Company was accreting the difference between the sales price of the stock in this transaction and its redemption amount over the period ending September 30, 2002. This accretion took the form of a charge against equity, but was deducted from earnings available to common shareholders in the calculation of earnings per share. During the years ended December 31, 1999 and 2000, the accretion resulted in a charge to equity of $174 and $286, respectively. The put terminated on the effective date of Zengine's Initial Public Offering ("IPO").

In September 2000, Zengine completed its IPO of 4,290,000 shares of its common stock. The IPO resulted in an increase in the Company's basis in Zengine of approximately $24,500, which was recorded as an increase in equity investment in affiliate and an offsetting increase in additional paid-in capital of approximately $14,700 and deferred income tax liabilities of approximately $9,800. This deferred income tax liability was eliminated in connection with the Company's November 2001 acquisition of Zengine.

During 2001 the Company completed two public offerings of its common stock. These offerings resulted in the sale of 9,980,000 shares of the Company's common stock for proceeds, net of related offering costs, of $165,998. The proceeds were used to reduce bank debt and trade payables.

Note 12. Stock Option and Purchase Plans

Employee Incentive Stock Option Plans

The employee incentive stock option plans authorize the granting of options to purchase up to 2,843,513 shares of common stock to eligible officers and key employees at not less than the market value on the date the options are granted. The option period may not exceed ten years from the date of grant. Vesting periods are determined by the Compensation Committee of the Board of Directors and are generally three years.

Non-employee Directors Stock Option Plans

The 1996 and 2000 Non-employee Directors Stock Option Plans (the "Directors Plans") authorize the granting of options to purchase a total of 250,000 shares of common stock at exercise prices not less than the market value of a share of common stock on the date the options are granted.

The 1996 Directors Plan authorized the granting of options to purchase 15,000 shares of common stock to each director who was not an employee of the Company at the first annual meeting of shareholders following the Company's initial public offering. During 1997, options to purchase of 45,000 shares were issued at $10.25 per share. The option period may not exceed ten years from the date of grant. The options vest ratably over a three year period. No options under this Plan have been exercised.

Additionally, the 1996 Directors Plan authorized the granting of options to purchase 5,000 shares of common stock, not to exceed 15,000 shares, for any non-employee director elected subsequent to the first annual meeting of shareholders. Any options granted subsequent to the initial meeting of shareholders vest ratably over a three year period.

The 2000 Directors Plan provided for a grant of 15,000 options to each non-employee director at the date the plan was approved. These options vest over a three year period with 5,000 options vesting on the date of grant. In addition, the 2000 Directors Plan provides for an automatic annual grant of 5,000 options to each non-employee director on the date of the Company's annual meeting. These annual grants vest immediately. All options granted under the 2000 Directors Plan have a ten year life.

(Dollars in thousands, except per share data)

Summary

The following table summarizes activity in these stock option plans in numbers of shares:

	Year Ended December 31,		
	1999	2000	2001
Outstanding, beginning balance	840,150	1,058,962	1,318,823
Granted	351,630	380,220	585,112
Exercised	(55,457)	(76,475)	(74,272)
Forfeited	(77,361)	(43,884)	(134,055)
Converted Zengine options	--	--	141,526
Outstanding, ending balance	1,058,962	1,318,823	1,837,134

At December 31, 2001, outstanding stock options had exercise prices at the following price ranges per share: $0.33 (34,943 shares), $5.67-$9.81 (286,400 shares), $13.04-$24.73 (1,426,382 shares), $31.56-$35.41 (20,801 shares), $57.55 (66,478 shares) and $114.45 (2,130 shares). At December 31, 2001, the weighted average exercise price of options outstanding was $18.54 per share. Of the options outstanding at December 31, 2001, 1,130,826 options were currently exercisable at a weighted average exercise price of $16.87 per share.

Proforma Information

SFAS No. 123, "*Accounting for Stock-Based Compensation*," requires companies electing to follow then existing accounting rules to disclose the proforma effect as if the fair value based method of accounting called for by SFAS No. 123 had been applied. As permitted by the standard, the Company has elected to continue to follow existing accounting guidance, Accounting Principles Board Opinion No. 25 and related interpretations, for stock-based compensation.

The weighted average fair value per share of stock options granted in 1999 was $9.16, in 2000 was $12.28 and in 2001 was $9.34. The fair values of the options were estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants issued in 1999, 2000 and 2001 respectively: dividend yield of 0% for each year, expected volatility of 41.97%, 54.88% and 60.1%; risk-free interest rate of 6.0%, 6.6% and 4.4%; and expected lives of five years for each such year. If compensation cost for the Company's stock based compensation plans had been determined based on the fair value at the grant dates consistent with the provisions of SFAS No. 123, the Company's income and per share earnings from continuing operations available to common shareholders for 1999, 2000 and 2001 would have been reduced to the pro forma amounts indicated below:

	Year Ended December 31,		
	1999	2000	2001
Income from continuing operations - as reported	$ 10,353	$ 14,118	$ 9,257
Proforma income from continuing operations	$ 9,271	$ 12,046	$ 6,536
Earnings per common share from continuing operations – basic, as reported	$ 0.88	$ 1.12	$ 0.64
Earnings per common share from continuing operations – diluted, as reported	$ 0.87	$ 1.10	$ 0.64
Proforma earnings per common share from continuing operations – basic	$ 0.79	$ 0.96	$ 0.45
Proforma earnings per common share from continuing operations – diluted	$ 0.78	$ 0.93	$ 0.45

(Dollars in thousands, except per share data)

Employee Stock Purchase Plan

The Company has a non-compensatory employee stock purchase plan ("ESPP") available to all employees. The ESPP enables employees to purchase stock at 91% of its fair value on the date of purchase.

Note 13. Accumulated Other Comprehensive Income

The components of Accumulated Other Comprehensive Income consist of the following:

	December 31,	
	2000	2001
Cumulative translation adjustment	$ (485)	$ (923)
Unrealized loss on marketable securities	--	(128)
Unrealized loss on hedging arrangements	--	(453)
Total	$ (485)	$ (1,504)

(Dollars in thousands, except per share data)

Note 14. Basic and Diluted Earnings Per Common Share

The only dilutive securities of the Company relate to stock options. The computation of basic and diluted earnings per common share is shown below:

	1999		2000		2001	
	Income (Numerator)	Shares (Denominator)	Income (Numerator)	Shares (Denominator)	Income (Numerator)	Shares (Denominator)
Income from continuing operations as reported	$ 10,353		$ 14,118		$ 9,257	
Effect of accretion of put option	(174)		(286)		--	
Income from continuing operations available to common stockholders	$ 10,179		$ 13,832		$ 9,257	
Net income (loss) as reported	$ 11,138		$ 15,225		$ (10,177)	
Effect of accretion of put option	(174)		(286)		--	
Income (loss) available to common stockholders	$ 10,964	11,548,589	$ 14,939	12,302,220	$ (10,177)	14,378,269
Effect of dilutive securities		183,766		290,777		190,576
Income (loss) available to common stockholders plus assumed exercise	$ 10,964	11,732,355	$ 14,939	12,592,997	$ (10,177)	14,568,845
Basic earnings per common share – continuing operations		$ 0.88		$ 1.12		$ 0.64
Diluted earnings per common share – continuing operations		$ 0.87		$ 1.10		$ 0.64
Basic earnings per common share – net income (loss)		$ 0.95		$ 1.21		$ (0.71)
Diluted earnings per common share – net income (loss)		$ 0.93		$ 1.19		$ (0.70)

Approximately 89,000 options were excluded in the computation of diluted earnings per common share for the year ended December 31, 2001 as their impact on earnings per shares was anti-dilutive. All outstanding stock options were included in the calculation of diluted earnings per share for the periods ended December 31, 1999 and 2000.

Note 15. Commitments, Contingencies and Risks

In the normal course of business the Company is subject to claims, both asserted and unasserted. Based on information presently available at December 31, 2001, management does not believe that any of these issues would have a material effect on the Company's financial position, results of operations or cash flows.

In addition to contingent matters, the Company is subject to other business risks. These include the risks of general market declines, potential competitive threats, changes in technology or changes in estimates that are inherent in the preparation of financial statements, such as estimating potential bad debt provisions and the amount of revenue earned under percentage of contract completion. Factors such as these, which could have an adverse effect on the Company's financial statements, could have a further adverse impact if any of these factors resulted in an impairment of the Company's assets, including goodwill. While management does not believe these matters are probable and believes them to be remote, the occurrence of any of these matters, or other unforeseen matters, pose risk to the Company.

(Dollars in thousands, except per share data)

Note 16. Geographic and Product Disclosures

The following table summarizes net sales and long-lived assets by geographic location from continuing operations:

Net sales

	Year Ended December 31,		
	1999	2000	2001
United States	$ 514,078	$ 731,104	$ 777,431
Canada	118,161	97,499	32,939
Total	$ 632,239	$ 828,603	$ 810,370

Long-lived assets

	Year Ended December 31,	
	2000	2001
United States	$ 217,129	$ 208,073
Canada	1,519	2,184
Total	$ 218,648	$ 210,257

The Company has two primary categories of net sales. Product sales include net sales derived from supplying products/equipment to customer orders. Integrated systems includes net sales derived from supplying products as well as installing, designing and servicing the application of the products/equipment into specific use by the customer.

	Year Ended December 31,		
	1999	2000	2001
Product sales	$ 531,907	$ 596,354	$ 428,228
Integrated systems	100,332	232,249	382,142
Total	$ 632,239	$ 828,603	$ 810,370

(Dollars in thousands, except per share data)

Note 17. Selected Quarterly Financial Information (Unaudited):

The following table sets forth selected quarterly financial data for 2000 and 2001.

2000	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Net sales	$ 187,974	$ 219,892	$ 205,799	$ 214,938
Cost of sales	144,742	172,385	155,419	158,281
Gross profit	43,232	47,507	50,380	56,657
Selling, general and administrative expenses	34,464	37,966	40,352	44,967
Operating income	8,768	9,541	10,028	11,690
Interest expense	(3,187)	(3,520)	(3,661)	(4,337)
Other income (expense)	542	106	(145)	(319)
Income from continuing operations before income taxes	6,123	6,127	6,222	7,034
Income taxes	2,635	2,717	2,636	3,400
Income from continuing operations	3,488	3,410	3,586	3,634
Income from discontinued operations	18	304	124	661
Net income	$ 3,506	$ 3,714	$ 3,710	$ 4,295
Earnings per share of common stock-basic – continuing operations	$ 0.28	$ 0.27	$ 0.28	$ 0.29
Earnings per share of common stock-diluted – continuing operations	$ 0.28	$ 0.26	$ 0.28	$ 0.29
Earnings per share of common stock – basic – net income (loss)	$ 0.28	$ 0.29	$ 0.29	$ 0.35
Earnings per share of commons stock – diluted – net income (loss)	$ 0.28	$ 0.29	$ 0.29	$ 0.34
Weighted average number of common Shares outstanding – basic	11,996,069	12,452,152	12,356,941	12,402,022
Weighted average number of common shares outstanding – diluted	12,319,516	12,664,553	12,684,579	12,682,819

2001	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Net sales	$ 227,334	$ 207,415	$ 223,096	$ 152,525
Cost of sales	166,994	148,670	158,882	106,482
Gross profit	60,340	58,745	64,214	46,043
Selling, general and administrative expenses	48,935	46,590	50,873	37,188
Restructuring and other special charges	--	--	--	9,821
Operating income (loss)	11,405	12,155	13,341	(966)
Interest expense	(4,714)	(4,665)	(3,977)	(3,292)
Other income (expense)	309	(568)	(503)	165
Income (loss) from continuing operations before income taxes	7,000	6,922	8,861	(4,093)
Income taxes	2,910	2,905	3,418	200
Income (loss) from continuing operations	4,090	4,017	5,443	(4,293)
Loss from discontinued operations	(100)	(257)	(911)	(18,166)
Net income (loss)	$ 3,990	$ 3,760	$ 4,532	$ (22,459)
Earnings per share of common stock – basic – continuing operations	$ 0.33	$ 0.32	$ 0.38	$ (0.24)
Earnings per share of common stock – diluted – continuing operations	$ 0.32	$ 0.32	$ 0.38	$ (0.24)
Earnings per share of common stock – basic – net income (loss)	$ 0.32	$ 0.30	$ 0.32	$ (1.23)
Earnings per share of commons stock – diluted – net income (loss)	$ 0.32	$ 0.30	$ 0.32	$ (1.23)
Weighted average number of common shares outstanding – basic	12,494,792	12,430,605	14,315,258	18,211,076
Weighted average number of common shares outstanding – diluted	12,609,916	12,534,608	14,383,812	18,211,076

- Aggregated quarterly earning per share amounts may not equal earnings per share amounts for the year due to the method of performing calculations. Additionally, amounts for the first and second quarters of 2000 have been modified from amounts shown in the Company's Form 10-Qs for those periods to reflect accounting for Zengine on the equity method. Finally, all periods above reflect the Canadian Computer Supply Division as discontinued operations.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

PART III

Item 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Information required by this item concerning the directors and executive officers of the Company is incorporated by reference to "Information with Respect to Nominees for Director and Executive Officers" in the Company's Definitive Proxy Statement for the 2002 Annual Meeting of Stockholders of the Company (the "2002 Proxy Statement"), provided, however, that the Report of the Audit Committee is not incorporated by reference herein.

Item 11. EXECUTIVE COMPENSATION

Information required by this item is incorporated by reference to "Management Compensation" and "Certain Transactions – Compensation Committee Interlocks and Insider Participation" in the 2002 Proxy Statement provided, however, that the Report of the Compensation Committee is not incorporated by reference herein.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Information required by this item is incorporated by reference to "Beneficial Ownership of Common Stock by Certain Beneficial Owners and Management" in the 2002 Proxy Statement.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Information required by this item is incorporated by reference to "Certain Transactions" in the 2002 Proxy Statement.

PART IV

Item 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

(a) **(1) and (2) Financial Statements**

Financial Statements
See index to consolidated financial statements on page 19 of this Form 10-K.

Financial Statement Schedules
All financial statement schedules are omitted because they are not applicable or not required, or because the required financial information is included in the consolidated financial statements or notes thereto.

(3) Exhibits

See Index to Exhibits below.

(b) **Reports on Form 8-K filed in the fourth quarter of 2001**

(i) Form 8-K dated October 4, 2001 reporting the execution of the Agreement and Plan of Reorganization with Zengine, Inc.

(ii) Form 8-K dated December 3, 2001 reporting the execution of the Asset Purchase Agreement by and among MCSi, Inc., MCSi Canada, Inc. and 3835359 Canada, Inc., (now known as Axidata, Inc.) dated November 30, 2001.

(c) **Exhibits**

Index to Exhibits

Exhibit No.	Description
3.1	Articles of Incorporation of MCSi, Inc. (1)
3.2	Bylaws of MCSi, Inc. (1)
4.0	Form of Stock Certificate of MCSi, Inc.(2)
10.1	Lease by and between Draft Partnership and Miami Computer Supply, Inc. dated October 26, 1995. (2)
10.2	Lease by and between John Schwarz, Sr., Marcella Schwarz, John Schwarz, Jr., and Robert T. Schwarz and Miami Computer Supply, Inc., dated June 30, 1994. (2)
10.3	Miami Computer Supply, Inc. Profit Sharing Plan. (2)
10.4	Miami Computer Supply, Inc. Section 125C Cafeteria Plan. (2)
10.5	Credit Agreement between Miami Computer Supply, Inc. and National City Bank, as Administrative Agent, and the Named Lending Institutions, dated January 8, 1998. (3)
10.6	Epson Authorized Reseller Agreement dated June 28, 1995. (2)
10.7	Proxima Reseller Agreement dated May 29, 1996. (2)
10.8	Hewlett Packard U.S. Reseller Channel Agreement as amended January 1, 1996. (2)
10.9	Lexmark Dealer Agreement dated November 1986. (2)
10.10	3M Authorized Distributor Agreement dated January 27, 1987. (2)
10.11	Employment Agreement by and between MCSi, Inc. and Michael E. Peppel dated as of January 1, 2000.
10.12	Employment Agreement by and between Dreher Business Products Corporation and Michael Trebilcock dated as of December 15, 1998.
10.13	Split Dollar Agreement by and between Miami Computer Supply, Inc. and Thomas C. Winstel dated December 1, 1995. (1)
10.14	MCSi, Inc. 1996 Stock Option Plan. (1)
10.15	MCSi, Inc. 1996 Non-employee Director Stock Option Plan. (1)

10.16 MCSi, Inc. Amended and Restated 2000 Stock Option Plan. (4)

10.17 MCSi, Inc. 2000 Non-employee Director Stock Option Plan. (4)

10.18 Amendment No. 1 to the Amended and Restated Credit Agreement, dated as of December 1, 1998 among the Company, as the Borrower, the Financial Institutions Named therein, as Lenders, National City Bank, as a Lender and as Documentation Agent, PNC Bank, National Association, as a Lender, the Swing Line Lender, a Letter of Credit of Issuer and as Administrative Agent, dated March 31, 1999. (5)

10.19 Amendment No. 2 to the Amended and Restated Credit Agreement, dated as of December 1, 1998 among the Company, as the Borrower, the Financial Institutions Named therein, as Lenders, National City Bank, as a Lender and as Documentation Agent, PNC Bank, National Association, as a Lender, the Swing Line Lender, a Letter of Credit of Issuer and as Administrative Agent, dated April 19, 1999. (5)

10.20 Amendment No. 3 to the Amended and Restated Credit Agreement dated as of December 1, 1998 among the Company, as the Borrower, the Financial Institutions Named therein, as Lenders, National City Bank, as a Lender and as Documentation Agent, PNC Bank, National Association, as a Lender, the Swing Line Lender, a Letter of Credit of Issuer and as Administrative Agent, dated August 13, 1999. (5)

10.21 Amendment No. 4 to the Amended and Restated Credit Agreement, dated as of December 1, 1998 among the Company, as the Borrower, the Financial Institutions Named therein, as Lenders, National City Bank, as a Lender and as Documentation Agent, PNC Bank, National Association, as Lender, the Swing Line Lender, a Letter of Credit of Issuer and as Administrative Agent, dated August 13, 1999. (5)

10.22 Amendment No. 5 to the Amended and Restated Credit Agreement, dated as of December 1, 1998 among the Company, as the Borrower, the Financial Institutions Named therein, as Lenders, National City Bank, as a Lender and as Documentation Agent, PNC Bank, National Association, as a Lender, the Swing Line Lender, a Letter of Credit of Issuer and as Administrative Agent, dated December 20,1999. (5)

10.23 Amendment No. 6 to the Amended and Restated Credit Agreement, dated as of December 1, 1998 among the Company, as the Borrower, the Financial Institutions Named therein, as Lenders, National City Bank, as a Lender and as Documentation Agent, PNC Bank, National Association, as a Lender, the Swing Line Lender, a Letter of Credit of Issuer and as Administrative Agent, dated January 10, 2000. (5)

10.24 Amendment No. 7 to the Amended and Restated Credit Agreement, dated as of December 1, 1998 among the Company, as the Borrower, the Financial Institutions Named therein, as Lenders, National City Bank, as a Lender and as Documentation Agent, PNC Bank, National Association, as a Lender, the Swing Line Lender, a Letter of Credit of Issuer and as Administrative Agent, Dated February 4, 2000. (5)

10.25 Amendment No. 8 to the Amended and Restated Credit Agreement, dated as of December 1, 1998 among the Company, as the Borrower, the Financial Institutions Named therein, as Lenders, National City Bank, as a Lender and as Documentation Agent, PNC Bank, National Association, as a Lender, the Swing Line Lender, a Letter of Credit of Issuer and as Administrative Agent, dated April 30, 2000. (5)

10.26 Amendment No. 9 to the Amended and Restated Credit Agreement, dated as of December 1, 1998 among the Company, as the Borrower, the Financial Institutions Named therein, as Lenders, National City Bank, as a Lender and as Documentation Agent, PNC Bank, National Association, as a Lender, the Swing Line Lender, a Letter of Credit of Issuer and as Administrative Agent, dated May 31, 2000. (5)

10.27 Amendment No. 10 to the Amended and Restated Credit Agreement, dated as of December 1, 1998 among the Company, as the Borrower, the Financial Institutions Named therein, as Lenders, National City Bank, as a Lender and as Documentation Agent, PNC Bank, National Association, as a Lender, the Swing Line Lender, a Letter of Credit of Issuer and as Administrative Agent, dated September 27, 2000. (6)

10.28 Amendment No. 11 to the Amended and Restated Credit Agreement, dated as of December 1, 1998 among the Company, as the Borrower, the Financial Institutions Named therein, as Lenders, National City Bank, as a Lender and as Documentation Agent, PNC Bank, National Association, as a Lender, the Swing Line Lender, a Letter of Credit of Issuer and as Administrative Agent, dated December 28, 2000.

10.29 Asset Purchase Agreement by and between MCSi, Inc. and Intellisys Group, Inc. dated October 6, 2000. (7)

10.30 Amended Asset Purchase Agreement by and between MCSi, Inc. and Intellisys Group, Inc. dated November 13, 2000.(7)

10.31 Amendment to the Asset Purchase Agreement by and between MCSi, Inc. and Intellisys Group, Inc. dated November 24, 2000. (7)

10.32 Amendment to Asset Purchase Agreement by and between MCSi, Inc. and Intellisys Group, Inc. dated December 29, 2000. (7)

10.33 Last Out Participation Agreement by and between MCSi, Inc. and Fleet Business Credit Corporation dated October 6, 2000. (7)

10.34 Loan Agreement by and between West Lake Acquisition Corporation, Agoura Hills Corporation and MCSi-IG-PV, Inc. and Fleet Business Credit Corporation dated December 29, 2000. (7)

10.35 Loan Agreement by and between MCSi, Inc., West Lake Acquisition Corporation, Agoura Hills Corporation and MCSi-IG-PV, Inc. and Zengine, Inc. dated December 29, 2000. (7)

10.36 Loan Agreement by and among Zengine, Inc. and MCSi-California, Inc., Digital Networks Corporation and MCSi-Texas, Inc. dated as of December 29, 2000. (8)

10.37 Secured Promissory Note from MCSi-California, Inc., Digital Networks Corporation and MCSi-Texas, Inc. dated as of December 29, 2000. (8)

10.38 Security Agreement by and among Zengine, Inc., MCSi-California, Inc., Digital Networks Corporation and MCSi-Texas, Inc. dated as of December 29, 2000. (8)

10.39 Secured Continuing Corporate Guaranty dated as of December 29, 2000 from MCSi-California, Inc. (8)

10.40 Secured Continuing Corporate Guaranty dated as of December 29, 2000 from Digital Networks Corporation. (8)

10.41 Secured Continuing Corporate Guaranty dated as of December 29, 2000 from MCSi-Texas, Inc. (8)

10.42 Amendment No. 12 to the Amended and Restated Credit Agreement as of December 1, 1998 among the Company, as the Borrower, the Financial Institutions Named therein, as Lenders, National City Bank, as a Lender, and as Documentation Agent, PNC Bank, National Association, as Lender, the Swing Line Lender, a Letter of Credit of Issuer and as Administrative Agent, dated March 30, 2001. (9)

10.43 Amendment No. 13 to the Amended and Restated Credit Agreement as of December 1, 1998 among the Company, as the Borrower, the Financial Institutions Named therein, as Lenders, National City Bank, as a Lender, and as Documentation Agent, PNC Bank, National Association, as Lender, the Swing Line Lender, a Letter of Credit of Issuer and as Administrative Agent, dated June 29, 2001. (9)

10.44 Agreement and Plan of Reorganization dated as of October 4, 2001 by and between MCSi, Inc. and Zengine, Inc. (10)

10.45 Asset Purchase Agreement by and among MCSi, Inc., MCSi Canada, Inc. and 3835359 Canada, Inc., (now known as Axidata, Inc.,) dated November 30, 2001.

10.46 Amendment No. 14 to the Amended and Restated Credit Agreement as of December 1, 1998 among the Company, as the Borrower, the Financial Institutions Named therein, as Lenders, National City Bank, as a Lender, and as Documentation Agent, PNC Bank, National Association, as Lender the Swing Line Lender, a Letter of Credit of Issuer and as Administrative Agent, dated December 20, 2001.

21.0 Subsidiaries of the Registrant.

23.0 Consent of PricewaterhouseCoopers LLP.

99.0 Forward-Looking Information.

---

(1) Incorporated by reference from the Company's definitive proxy statement for the 2000 Annual Meeting of Stockholders filed with the Commission on April 13, 2000.

(2) Incorporated by reference from the Company's Registration Statement on Form S-1 as filed with the Commission on November 11, 1996 (SEC File No. 333-12689).

(3) Incorporated by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1999 as filed with the Commission on March 31, 2000.

(4) Incorporated by reference from the Company's Registration Statement on Form S-8 as filed with the Commission on December 22, 2000 (SEC File No. 333-52606).

(5) Incorporated by reference from the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 filed with the Commission on August 14, 2000.

(6) Incorporated by reference from the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 filed with the Commission on November 14, 2000.

(7) Incorporated by reference from the Company's Current Report on Form 8-K filed with the Commission on January 12, 2001.

(8) Incorporated by reference from Zengine, Inc.'s Quarterly Report on Form 10-Q for the quarter ended December 31, 2000 filed with the Commission on February 14, 2001. (SEC File No. 000-31411).

(9) Incorporated by reference from the Company's Quarterly Report on Form 10-Q filed with the Commission on August 13, 2001.

(10) Incorporated by reference from the Company's Quarterly Report on Form 10-Q filed with the Commission on October 5, 2001.

SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MCSi, Inc.

By/s/ Michael E. Peppel
Michael E. Peppel
Chairman, President and Chief
Executive Officer

Date: April 1, 2002

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated

Signature and Title	Date
/s/ Robert G. Hecht Robert G. Hecht Vice Chairman of the Board and Director	April 1, 2002
/s/ Harry F. Radcliffe Harry F. Radcliffe Treasurer and Director	April 1, 2002
/s/ Richard Posen Richard Posen Director	April 1, 2002
/s/ Michael E. Peppel Michael E. Peppel Chairman, President and Chief Executive Officer (Principal Executive Officer)	April 1, 2002
/s/ Ira H. Stanley Ira H. Stanley Vice President and Chief Financial Officer (Principal Accounting Officer)	April 1, 2002

EXHIBIT 99

SAFE HARBOR UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

The Private Securities Litigation Reform Act of 1995 (the "Act") provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective information about their companies, so long as those statements are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those discussed in the statement. The Company desires to take advantage of the "safe harbor" provisions of the Act. Certain information, particularly information regarding future economic performance and finances and plans and objectives of management, contained, or incorporated by reference, in the Company's Annual Report on Form 10-K for the year ended December 31, 2001 is forward-looking. In some cases, information regarding certain important factors that could cause actual results to differ materially from any such forward-looking statement appear together with such statement. Also, the following factors, in addition to other possible factors not listed, could affect the Company's actual results and cause such results to differ materially from those expressed in forward-looking statements. The Company is not obligated to, and will not, update or revise forward-looking statement made in the Form 10-K. Shareholders and potential stockholders are cautioned that any such forward-looking statements are not guarantees of future performances and involve risks and uncertainties and that actual results may differ materially from those contemplated by such forward-looking statements.

Our future results may suffer if we are unable to effectively manage our rapid growth.

We expect to experience continued rapid growth resulting in new and increased responsibilities for management personnel and increased demands on our operating and financial systems and resources. To effectively manage future growth, we must continue to expand our operational, financial and management information systems and to train, motivate and manage our work force. There can be no assurance that our operational, financial and management information systems will be adequate to support our future operations. Failure to expand our operational, financial and management information systems or to train, motivate or manage employees could have a material adverse effect on our operating results and financial condition.

Our operating results may fluctuate from quarter to quarter as a result of any of the following:

- the volume of products and/or services sold;
- the mix of products and/or services sold;
- the pricing actions of our competitors:
- the pricing actions of our vendors and suppliers;
- the sales cycle of our customers;
- events beyond our control (such as the terrorist acts in 2001);
- new accounting rules; and
- changes associated with acquisitions, divestitures and investments.

Our operating expenses, such as rent, salaries and depreciation, do not vary relative to our net sales and are difficult to adjust in the short term. As a result, if our net sales are below expectations for a particular quarter, we may not be able to proportionately reduce our operating expenses for that quarter, and thus any sales shortfall would have a disproportionate effect on our results of operations for the quarter.

The price of our stock may fluctuate significantly.

The market price of our common stock may fluctuate significantly in response to a number of factors, some of which are beyond our control, including:

- quarterly variations in operating results;
- investment analysts recommendation or estimates;
- announcements by us of significant contracts, accounting matters, capital events, strategic events or other items that may be deemed by investors to affect the value of the Company or the price of the stock.

In addition, stock markets in general, and the Nasdaq National Market in particular, have experienced extreme price and volume fluctuations recently. These changes often have been unrelated or disproportionate to the operating performance of the affected companies listed on Nasdaq. These broad market and industry factors may increase or decrease the market price of our common stock in extreme moves which may not correlate to our actual operating performance or future prospects.

If our stock price is volatile, we may be subject to securities class action litigation, which could result in substantial costs, and distract management from the operation of our business, and reduce our revenues or adversely affect our operating results.

If we lose our key personnel, or fail to attract and retain additional personnel, the success and growth of our business may suffer.

We rely on certain key executives, including our Chairman and Chief Executive Officer and other senior management. There can be no assurance that we can retain our executive officers and key personnel or attract additional qualified management in the future. The loss of services of one or more of our key executives could disrupt and have a material adverse effect on our operating results and financial condition.

Our operations and future results are subject to numerous risks related to acquisitions.

We have, in the past, pursued a strategy of acquiring computer technology product and systems integration companies. We intend to continue to make selective acquisitions, primarily of audio, video, and data display, broadcasting, conferencing and networking systems integrators. All of such acquisitions could result in the following risks:

- We may issue additional common stock without stockholder approval to finance acquisitions, which would dilute current stockholders and could depress our stock price;
- our need for additional financing to fund acquisitions may restrict our business and make us highly leveraged;
- any international acquisitions we make could subject us to currency exchange risks, different legal requirements, political and economic risks relating to the stability of foreign governments, difficulties in staffing foreign operations, cultural differences and other similar risks; and
- our future results may suffer if we are unable to successfully integrate our acquisitions.

Intense and increasing competition in our industry may decrease our gross margins and harm our business.

The industry in which we operate is highly competitive. We compete with major full-service office products distributors, other national and regional computer supply distributors, audio-visual equipment dealers, companies that rent and sell audio-visual equipment, independent design consulting firms, electrical contractors, manufacturers' sales and service divisions, consumer electronics chains, the in-house communications staffs of clients and potential clients, direct mail order companies, and, to a lesser extent, non-specialized retailers. Certain of our competitors are larger and have substantially greater financial and other resources and purchasing power than we do. We believe that the industry will further consolidate in the future and consequently become more competitive. Increased competition may result in greater price discounting which could to have a negative impact on the industry's and our gross margins.

We are dependent on certain key suppliers and our business could be harmed if we lost a key supplier or a key supplier imposed less favorable terms on its relationship with us.

Although we regularly carry products and accessories manufactured by approximately 500 original equipment manufacturers, approximately 37% of our product purchases in the year ended December 31, 2001 were derived from products supplied by the our ten largest suppliers. In addition, our business is dependent upon terms provided by our key suppliers, including pricing and related provisions, product availability and dealer authorizations. While we consider our relationships with our key suppliers, including Sharp Electronics, NEC, Infocus, Proxima, Lexmark, Sony, Hitachi and Epson to be good, there can be no assurance that these relationships will not be terminated or that such relationships will continue as presently in effect. In addition, changes by one or more of such key suppliers of their policies regarding distributors or volume discount schedules or other marketing programs applicable to us may have a material adverse effect on our business. Certain distribution agreements require us to make minimum annual purchases.

If our management information systems are disrupted or do not work as anticipated, our future results may be adversely affected.

Our operations depend, to a large extent, on our management information systems. Modifications to our computer systems and applications software will be necessary as we grow and respond to customer needs, technological developments, electronic commerce requirements and other factors. We are constantly upgrading and implementing our internal accounting and inventory control and distribution software programs. The modifications may:

- cause disruptions in our operations;
- delay the schedule for integrating newly acquired companies; or
- cost more to design, implement or operate than currently budgeted.

Any of these disruptions, delays or costs could have a material adverse effect on our operating results and financial condition.

Some of our offices are not currently directly integrated to our enterprise resource planning computer system. This results in these offices providing information to us at a slower rate than those offices that are directly linked to our network. We do not currently have redundant computer systems or redundant dedicated communication lines linking our computers to our warehouses. The failure of our computer or communication systems could have a material adverse effect on our operating results and financial condition.

We are subject to restrictions imposed by debt arrangements.

Our outstanding indebtedness consists primarily of borrowings under a secured credit facility provided by a consortium of banks (the "Banks"). The Credit Facility contains restrictive covenants which may have an adverse effect on our operations in the future. These covenants include, among other restrictions: (i) the maintenance of certain financial ratios; (ii) restrictions on (a) the purchase or sale of assets, (b) any merger, sale or consolidation activity, (c) loans, investments and guaranties made by the Company, (d) lease and sale and leaseback transactions, and (e) capital expenditures; and (iii) certain limitations on the incurrence of other indebtedness. These provisions may constrain the Company's growth strategy, or may delay, deter, or prevent a takeover attempt that a shareholder might consider in its best interests and may have an adverse effect on the market price of the Company's common stock. In addition, the Credit Facility prohibits the payment of dividends and certain repurchases of the common stock.

Our executive officers and directors and their affiliates own a large percentage of our common stock and have the ability to make decisions that could adversely affect our stock price.

Our directors and executive officers and officers of our subsidiaries currently beneficially own 1,502,589 shares of common stock representing approximately 5.99% of the outstanding shares of common stock. Consequently, management is in a position to exert significant influence over material matters relating to our business, including decisions regarding:

- the election of our board of directors;
- mergers, consolidations or the acquisition or disposition of assets (in the ordinary course of our business or otherwise);
- future issuances of common stock or other securities; and
- the declaration and payment of dividends on the common stock.

Management also may be able to delay, make more difficult or prevent us from engaging in a business combination.

MCSi





presentation*technologies*

Technology integrated by MCSi offers information sharing that attracts as it interacts with the world's most discerning audiences. From churches and classrooms, to boardrooms and conference centers, our custom integrations turn armchairs into cockpits, ceilings into sound domes, and plaster walls into provocative multimedia presentations. Virtual environments this engaging can incorporate large screen projection, touch panel control, closed circuit television, plasma displays, streaming media and videoconferencing systems.





broadcast & video*technologies*

MCSi is a recognized leader in the design, integration and maintenance of modern broadcast facilities, streaming network support systems and pro-video technologies. We provide custom integrations, pre-engineered systems and leading-edge products for:

- Digital broadcast & FCC mandated DTV compliance
- Television station design & build
- Cable systems
- Streaming media environments
- Satellite providers
- Production & post-production
- Pro-video applications
- Sporting & entertainment venues





computing*technologies*

MCSi champions innovative solutions to supercharge both integrated desktop environments (IDEs) and complex network operations. Design engineering, asset management, performance audits, on-site network management, storage solutions and software licensing all comprise our primary networking services. Core support includes factory-authorized warranty and service repair, service contracts, hardware and software configuration, server emergency care, on-site or depot services, and dedicated resources (everything you need to take total command in a demanding digital world).






REGIONAL HEADQUARTERS

Northeast:
1150 University Avenue
Rochester, NY 14607
800.462.6475

East:
1768 Storrs Road
Storrs, CT 06268
800.344.8033

Southeast:
2975 Northwoods Parkway
Norcross, GA 30071
800.554.5540

West:
14949 Northeast 40th Street
Redmond, WA 98052
800.798.0330

Midwest
621 Busse Road
Bensenville, IL 60106
800.876.8298

Central:
401 Spence Lane
Nashville, TN 37210
800.826.4931

Florida:
1212 South Andrews Avenue
Fort Lauderdale, FL 33316
800.432.3756

Great Lakes:
21555 Drake Road
Cleveland, OH 44149
800.777.7178

Ohio Valley:
4750 Hempstead Station Drive
Dayton, OH 45429
800.875.5211

South Central:
4934 South 83rd East Avenue
Tulsa, OK 74145
800.955.3239



CORPORATE HEADQUARTERS
4750 Hempstead Station Drive
Dayton, Ohio 45429
800.875.5211

MCSi.

www.mcsinet.com